As filed with the Securities and Exchange Commission on November 19, 2004	Registration No. Registration No. 811-09002

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 and Amendment to REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Separate Account N of

ReliaStar Life Insurance Company
(formerly Separate Account One of Northern Life Insurance Company)

20 Washington Avenue South, Minneapolis, Minnesota 55401

Depositor's Telephone Number, including Area Code: (860) 723-2239

Michael A. Pignatella, Counsel
ING U.S. Legal Services
151 Farmington Avenue, Hartford, CT 06156
(Name and Address of Agent for Service)

Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ReliaStar Life Insurance Company and its Separate Account N
Supplement dated January XX, 2005

This supplement amends certain information contained in the most recent variable annuity contract prospectus. Please read it carefully and keep it with your variable annuity contract prospectus for future reference.

______________________________________________________________________

The "Trading - Industry Developments" sub-section of the prospectus is hereby deleted and replaced with the following:
Trading - Industry Developments

Like many financial services companies, the company and certain of its U.S. affiliates ("ING U.S.") have received formal and informal requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading of mutual fund shares which are available through its variable insurance products or are offered separately. ING U.S. has cooperated fully with each request.

Internal Review

In addition to responding to regulatory and governmental requests, management of ING U.S., on its own initiative, has conducted, through independent special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING U.S. insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties, ING U.S. investment professionals and other ING U.S. personnel. The internal review related to mutual fund trading is now substantially completed. Of the millions of customer relationships that ING U.S. maintains, the internal review identified several isolated arrangements through which third parties were allowed to engage in frequent trading of mutual funds within ING U.S. variable insurance and mutual fund products. The internal review also identified other circumstances where frequent trading occurred despite measures taken by ING U.S. which were intended to combat market timing. Each of these arrangements has been terminated and was fully disclosed to regulators. The results of the internal review were also reported to the independent trustees of ING Funds (U.S.).

More specifically, these arrangements included the following:

  ING U.S. has identified three arrangements, dating from 1995, 1996 and 1998, under which the administrator to the then-Pilgrim Funds, which subsequently became part of the ING Funds (U.S.), entered into formal and informal arrangements that permitted frequent trading. ING Funds Distributor, LLC ("IFD") has received a notice from the staff of NASD informing IFD that it has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and certain provisions of the federal securities laws in connection with these arrangements. As permitted under NASD procedures, IFD may respond to the NASD staff before the staff makes a final recommendation.

  Aeltus Investment Management, Inc. (a predecessor entity to ING Investment Management Co.) has identified two investment professionals who engaged in extensive frequent trading in certain ING Funds (U.S.). One was subsequently terminated for cause and incurred substantial financial penalties in connection with this conduct and the second has been disciplined.

  ReliaStar Life Insurance Company ("ReliaStar") entered into agreements seven years ago permitting the owner of policies issued by the insurer to engage in frequent trading and to submit orders until 4 p.m. Central Time. In 2001, ReliaStar also entered into a selling agreement with a broker-dealer that engaged in frequent trading. Employees of ING U.S. were terminated and/or disciplined in connection with these matters.

[FORM NUMBER]	Page 1 of 2	January 2005

    In 1998, Golden American Life Insurance Company (currently known as ING USA Annuity and Life Insurance Company) entered into an arrangement permitting a broker-dealer to frequently trade up to certain specific limits in a fund available through one of its variable annuity products. No employee responsible for this arrangement remains at ING U.S.

  Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. The ING U.S. companies in question did not receive special benefits in return for any of these arrangements, which have all been terminated.

  ING U.S. is committed to conducting its businesses with the highest standards of ethical conduct with zero tolerance for noncompliance. Accordingly, management of ING U.S. was disappointed that its voluntary internal review identified the situations described above. Viewed in the context of the breadth and magnitude of its business as a whole, management does not believe the ING U.S. companies had systemic ethical or compliance issues in these areas. Nonetheless, given management's refusal to tolerate any lapses, the steps noted below have been taken, and it continues to seek opportunities to further strengthen the internal controls of the ING U.S. businesses.

Commitment to Customers

    ING U.S. has agreed with the ING Funds (U.S.) to indemnify and hold harmless the ING Funds (U.S.) from all damages resulting from wrongful conduct by ING U.S. or its employees or from ING U.S.'s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the Securities and Exchange Commission. ING U.S. management believes that the total amount of any indemnification obligations will not be material to ING U.S. or its businesses.

ING U.S. updated its Code of Conduct for employees reinforcing its employees' obligation to conduct personal trading activity consistent with the law, disclosed limits, and other requirements.

  The ING Funds (U.S.), upon a recommendation from ING U.S., updated their respective Codes of Ethics applicable to investment professionals with ING U.S. entities and certain other fund personnel, requiring such personnel to pre-clear any purchases or sales of ING Funds (U.S.) that are not systematic in nature (i.e., dividend reinvestment), and imposing minimum holding periods for shares of ING Funds (U.S.).

  ING U.S. instituted excessive trading policies for all customers in its variable insurance and retirement products and for shareholders of the ING Funds (U.S.) sold to the public through financial intermediaries. ING U.S. does not make exceptions to these policies.

ING U.S. reorganized and expanded its U.S. Compliance Department, and created an Enterprise Compliance team to enhance controls and consistency in regulatory compliance.

Requests for Information from New York Attorney General

  As has been widely reported in the media, the New York Attorney General's office ("NYAG") is conducting broad investigations regarding insurance quoting and brokerage practices. ING U.S. has been subpoenaed in this regard, and is cooperating fully with these NYAG requests for information.

ING U.S. believes that its practices are consistent with our business principles and our commitment to our customers.

At this time, in light of the current regulatory focus, ING U.S. is actively engaged in reviewing whether any modifications in our practices are appropriate for the future.

[FORM NUMBER]	Page 2 of 2	January 2005

  CONTRACT PROSPECTUS - JANUARY XX, 2005

  The Contracts. The contracts described in this prospectus are individual or group flexible premium individual fixed and variable deferred annuity contracts issued by ReliaStar Life Insurance Company (the Company, we, us, our). We issue two series of contracts, the flexible premium series and the transfer premium series. They are issued to you, the contract owner, on a nonqualified basis ("nonqualified contracts"), or in connection with retirement arrangements qualifying for special treatment under section 403(b)("403(b) contracts"), 457(b) ("457 contracts") or section 408 ("IRA contracts") of the Internal Revenue Code of 1986, as amended (Tax Code).

  Why Reading this Prospectus Is Important. This prospectus contains facts about the contracts and their investment options that you should know before purchasing. This information will help you decide if a contract is right for you. Please read this prospectus carefully and keep it for future reference.

  Table of Contents ... page 3

  Investment Options. The contracts offer variable investment options and up to two fixed interest options. Fixed Account D is only available in flexible series contracts. When we establish your contract you instruct us to direct purchase payments to any of the available options. Some investment options may be unavailable through certain contracts or plans, or in some states.

  The Funds

  FTVIP Franklin Small Cap Value Securities Fund (Class 2)

  ING American Century Select Portfolio (Service Class)

  ING American Century Small Cap Value Portfolio (Service Class)

  ING Baron Small Cap Growth Portfolio
  (Service Class)

  ING Fidelity® VIP Contrafund® Portfolio (Service Class)

  ING Fidelity® VIP Equity-Income Portfolio (Service Class)

  ING Fidelity® VIP Growth Portfolio (Service Class)

  ING Fidelity® VIP Mid Cap Portfolio (Service Class)

  ING Goldman Sachs® Capital Growth Portfolio (Service Class)

  ING JP Morgan Fleming International Portfolio (Service Class)

  ING JP Morgan Mid Cap Value Portfolio
  (Service Class)

  ING Julius Baer Foreign Portfolio (Adviser Class)

  ING Legg Mason Value Portfolio (Service Class)

  ING Marsico Growth Portfolio (Adviser Class)

  ING Mercury Fundamental Growth Portfolio (Adviser Class)

  ING MFS Capital Opportunities Portfolio (Service Class)

  ING MFS Total Return Portfolio (Adviser Class)

  ING OpCap Balanced Value Portfolio (Service Class)

  ING Oppenheimer Global Growth (Service Class)

  The Funds (Continued)

  ING Oppenheimer Strategic Income Portfolio (Service Class)

  ING PIMCO Total Return Portfolio
  (Service Class)

  ING Salomon Brothers Aggressive Growth Portfolio (Service Class)

  ING Salomon Brothers Fundamental Value Portfolio (Service Class)

  ING Salomon Brothers Investors Value Portfolio (Service Class)

  ING Solomon Brothers Large Cap Growth Portfolio (Service Class)

  ING Stock Index Portfolio (Institutional Class)

  ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)

  ING T. Rowe Price Equity Income Portfolio (Adviser Class)

  ING T. Rowe Price Growth Equity Portfolio (Service Class)

  ING UBS U.S. Large Cap Equity Portfolio (Service Class)

  ING Van Kampen Comstock Portfolio
  (Service Class)

  ING Van Kampen Equity and Income Portfolio (Service Class)

  ING Van Kampen Growth and Income Portfolio (Adviser Class)

  ING VP Financial Services Portfolio
  (Class I)

  ING VP Global Science and Technology Portfolio (Class I)

  ING VP Growth Portfolio (Class I)

  ING VP Growth and Income Portfolio (Class I)

  ING VP Index Plus MidCap Portfolio
  (Class I)

  The Funds (Continued)

  ING VP Intermediate Bond Portfolio
  (Class I)

  ING VP International Value Portfolio
  (Class I)

  ING VP International Equity Portfolio (Class I)

  ING VP MagnaCap Portfolio (Class I)

  ING VP MidCap Opportunities Portfolio (Class I)

  ING VP Money Market Portfolio (Class I)*

  ING VP Natural Resources Trust (Class I)

  ING VP Real Estate Portfolio (Class I)

  ING VP SmallCap Opportunities Portfolio
  (Class I)

  ING VP Small Company Portfolio (Class I)

  ING VP Strategic Allocation Balanced Portfolio (Class I)

  ING VP Strategic Allocation Growth Portfolio (Class I)

  ING VP Strategic Allocation Income Portfolio (Class I)

  ING VP Value Opportunity Portfolio (Class I)

  Lord Abbett Growth and Income Portfolio (Class VC)

  Lord Abbett Mid-Cap Value Portfolio (Class VC)

  Oppenheimer Aggressive Growth Fund/VA

  Oppenheimer Main Street® Small Cap/VA

  PIMCO VIT Real Return Portfolio (Administrative Class)

  Pioneer Equity Income VCT Portfolio (Class I)

  Pioneer High Yield VCT Portfolio
  (Class I)

  Wanger Select

  Wanger U.S. Smaller Companies

  * Available for investment in transfer premium series contracts only. For flexible premium series contracts, currently only available during the right to cancel period in states that require a refund of purchase payments. See "Right to Cancel."

CONTRACT PROSPECTUS - JANUARY xx, 2005 (continued)

  Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the prior page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

  Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 11, in Appendix II-Description of Underlying Funds and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

  Fixed Interest Options.

    Fixed Account D (available only for flexible premium series contracts)
    DCA Fixed Account (for dollar cost averaging only)

  Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in Appendix I to this prospectus.

  Availability of Features. Not all features are available in all states. The contracts are not available for sale in New York. Some funds or fixed accounts may be unavailable through certain contracts and plans or in some states.

  Getting Additional Information. You may obtain the January xx, 2005, Statement of Additional Information (SAI) about the separate account without charge by calling us at 1-877-884-5050 or writing us at the address listed in the "Contract Overview-Questions: Contacting the Company" section of the prospectus. The Securities and Exchange Commission (SEC) also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 45 of this prospectus. The SAI is incorporated into this prospectus by reference.

  Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

  The contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.

2

TABLE OF CONTENTS

Contract Overview:	4
Contract Design
Who's Who
The Contract and Your Retirement Plan
Contract Facts
Questions: Contacting the Company (sidebar)
Sending Forms and Written Requests in Good Order (sidebar)
Contract Phases: The Accumulation Phase, The Income Phase	5
Fee Table	6
Condensed Financial Information	11
Investment Options	11
Transfers Among Investment Options	12
Purchase and Rights	15
Right to Cancel	16
Fees	17
Your Contract Value	21
Withdrawals	23
Loans	24
Systematic Withdrawals	24
Death Benefit	25
The Income Phase	27
Taxation	31
Other Topics	39

  The Company - Separate Account N - Contract Distribution - Payment of Commissions - Payment Delay or Suspension - Performance Reporting - Reports to Owners - Voting Rights - Contract Modifications - Involuntary Terminations - Legal Matters and Proceedings - Trading - Industry Developments

Contents of the Statement of Additional Information	45

Appendix I - The Fixed Accounts	46
Appendix II - Description of Underlying Funds	49
3

Contract Overview

  Questions: Contacting the Company. To answer your questions, contact your sales representative, write or call us at our administrative service center or write or call the distributor of the contract, our affiliated company.

  Administrative Service Center:

  ING Service Center

  P.O. Box 5050

  Minot, North Dakota 58702-5050

  1-877-884-5050

  Our administrative service center has primary responsibility for administering the contracts and the separate account. The administrative services we provide include, but are not limited to, contract issuance, record maintenance, customer service, valuation and reporting.

  Distributor of the contracts:

  ING Financial Advisers, LLC

  151 Farmington Avenue

  Hartford, Connecticut 06156

  Sending Forms and Written Requests in Good Order.

  If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

  We can only act upon requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional detail.
Contract Design

  The contracts described in this prospectus are individual and group deferred variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options. The term "contract" in this prospectus refers to individual fixed and variable annuity contracts.

Who's Who

  You*: The individual who purchases the contract.

  Contract Holder*: The person to whom we issue the contract. Generally, you. The contract holder has all rights under the contract.

  We (the Company): ReliaStar Life Insurance Company. We issue the contract.

  For greater detail, please review "Purchase and Rights."

  __________________

  *Some contracts may be purchased by and issued directly to employers sponsoring certain plans, including 457 plans. The terms "you" and "contract holder" apply to these employers, who have all rights under the contracts.

The Contract and Your Retirement Plan

  The contracts may be issued on a nonqualified basis, or for use with retirement arrangements under Tax Code sections 403(b), 457, 408, or 408A of the Tax Code.

  Use of an Annuity Contract in a Retirement Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement arrangement (such as a Tax Code section 403(b) or 457 plan, or an IRA under Tax Code section 408), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the guaranteed death benefits and the lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

Contract Facts

  Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right To Cancel."

  Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase, including, if you elect, the optional Return of Purchase Payment Death Benefit or the Annual Stepped Up Death Benefit. Any death benefit during the income phase will depend upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

  Withdrawals. During the accumulation phase you may withdraw all or part of your contract value. Certain fees and taxes may apply, and there are restrictions on the amounts available for withdrawal from the fixed account options. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals" and "Appendix I - The Fixed Accounts."

4

  Systematic Withdrawals. These are made available for you to receive periodic withdrawals from your contract, while retaining the contract in the accumulation phase. See "Systematic Withdrawals."

  Loans. If allowed by the contract, loans may be available during the accumulation phase. These loans are subject to certain restrictions. See "Loans."

  Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

  Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

  Issue Date. The date that we issue the contract.

  Contract Anniversary. Certain features of the contract rely upon your contract anniversary. The contract anniversary is the same day and month as the issue date of the contract, each year that the contract remains in effect.

  Contract Year. Certain features of the contract rely upon calculation of the contract year. The contract year is each 12-month period starting with the issue date of the contract and each contract anniversary thereafter.

Contract Phases
I. The Accumulation Phase (accumulating dollars under your contract)

  STEP 1: You provide us with your completed application and initial purchase payment. We issue a contract to you and credit the contract with your initial purchase payment.

  STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:

    Fixed Interest Options; or
    Variable Investment Options. (The variable investment options are the subaccounts of Separate Account N. Each one invests in a specific mutual fund.)

  STEP 3: Each subaccount you select purchases shares of its assigned fund.

Payments to Your Contract
Step 1 ¯
ReliaStar Life Insurance Company
(a) ¯	Step 2	(b) ¯
Fixed Interest Options	Separate Account N Variable Investment Options
The Subaccounts
	A	B	Etc.
	¯	Step 3 ¯
	Mutual Fund A	Mutual Fund B

  II. The Income Phase (receiving income phase payments from your contract)

  When you want to begin receiving payments from your contract you may select from the options available (see "The Income Phase"). In general, you may:

    Receive income phase payments over a life time or for a specified period;

    Select an option that provides a death benefit to beneficiaries; and

    Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

5
Fee Table

  In this Section:

    Maximum Contract owner Transaction Expenses
    Annual Contract Charge
    Separate Account Annual Expenses
    Fees Deducted by the Funds
    Hypothetical Examples

  Also see the "Fees" section for:

    How, When and Why Fees are Deducted
    Reduction, Waiver and/or Elimination of Certain Fees
    Premium and Other Taxes
    Optional Death Benefit Rider Charges

  The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

  Maximum Contract Owner Transaction Expenses

  Early Withdrawal Charge (as a percentage of amount withdrawn)[1] 7%

  Partial Withdrawal Processing Fee[2] $25.00

  Transfer Charge[3] $25.00

  Loan Processing Fee[4] $25.00

  Loan Interest Rate Spread (per annum)[5] 3.0%

  Fund Redemption Fees[6] 2.5%

  1 The early withdrawal charge for contracts applies to each purchase payment and reduces over time. In certain cases this charge may not apply to a portion or all of your withdrawal. These fees may be waived, reduced or eliminated in certain circumstances. See "Early Withdrawal Charge" in the "Fees" section.

  2 The Company reserves the right to charge a partial withdrawal processing fee not to exceed the lesser of 2% of the amount withdrawn or $25, including partial withdrawals made as a part of a systematic withdrawal program. We are not currently applying this fee. See "Early Withdrawal Charge" in the "Fees" section. See also "Systematic Withdrawals."

  3 The Company does not currently impose a charge for transfers between the subaccounts or to or from the fixed interest options. However, we reserve the right to assess a $25 charge on any transfer or to limit the number of transfers.

  4 This is the maximum fee we would charge. We are not currently charging this fee. See "Loans."

  5 This is the maximum difference between the rate charged and the rate credited on loans under the contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. As of January xx, 2005, we are charging a rate of 5.5% per annum and crediting 3% per annum. These rates are subject to change. See "Loans."

  .

  6 If applicable, we may deduct the amount of any redemption fees imposed by the funds as a result of withdrawals, transfers, or other transactions. See "Fees - Fund Redemption Fees."

6

  The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

  Annual Contract Charge[7] $35

  Separate Account Annual Expenses

  (as a percentage of average contract value)

  Return of

  Purchase Annual

  Standard Payment Stepped Up

  Death Death Death

  Benefit Benefit Benefit

  Mortality & Expense Risk Charge[8]......... 1.40% 1.40% 1.40%

  Administrative Expense Charge[9]............ 0.20% 0.20% 0.20%

  Return of Purchase Payment Death

  Benefit Rider[10] ................................. n/a 0.05% n/a

  Annual Stepped Up Death Benefit Rider[10] n/a n/a 0.25%

  Total Separate Account Charges.......... . 1.60% 1.65% 1.85%

  7 This is the annual contract charge for the flexible premium series. The contract charge for transfer series contracts is $30. We reserve the right to waive the annual contract charge in certain circumstances. See "Fees - Annual Contract Charge."

  8 Mortality and Expense Risk charges are deducted daily.

  9 The administrative expense charge will be deducted proportionately from amounts invested in the subaccounts on a quarterly basis.

  10 The charge for the Return of Purchase Payment Death Benefit Rider or the Annual Stepped Up Death Benefit Rider will be deducted proportionally from all your investment options, including any fixed interest options, on a quarterly basis.

7
Fees Deducted by the Funds

  Using this information.   The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses. The fees and expense information regarding the funds was provided by the funds. Except for the ING funds, neither the funds nor their advisers are affiliated with the Company.

  How Fees are Deducted. Fund fees are not deducted from the contract value. Instead, fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2003. There is no guarantee that actual expenses will be the same as those shown in the table.

Fund Expense Table(1) TO BE FILED BY AMENDMENT
Fund Name	Management (Advisory) Fees	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses

8
Footnotes to the "Fund Expense Table" [TO BE FILED BY AMENDMENT]
(1)

  The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Expenses" for additional information

9

  Hypothetical Examples [TO BE FILED BY AMENDMENT]

  The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses including the maximum annual contract charge of $35 (converted to a percentage of assets equal to X.XX%), and fund fees and expenses. Specifically, the Examples assume election of the Annual Stepped Up Death Benefit.

  Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the maximum fees and expenses of any of the funds available as listed in the "Total Annual Fund Operating Expenses" column in the fund expense table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire contract value at the end of the applicable time period:				(B) If you do not withdraw your entire contract value or if you select an income phase payment option at the end of the applicable time period:
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$	$	$	$	$	$	$	$

  Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the minimum fees and expenses of any of the funds available as listed in the "Total Annual Fund Operating Expenses" column in the fund expense table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire contract value at the end of the applicable time period:				(B) If you do not withdraw your entire contract value or if you select an income phase payment option at the end of the applicable time period:
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$	$	$	$	$	$	$	$
10
Condensed Financial Information

  Understanding Condensed Financial Information. As of the date of this prospectus, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

Investment Options

  The contracts offer variable investment options and up to two fixed interest options. Fixed Account D is available in flexible premium series contracts only.

  Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

    Mutual Fund (fund) Descriptions: We provide brief descriptions of the funds in Appendix II. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our administrative service center at the address and phone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

  Fixed Interest Options. For a description of the fixed interest options, see Appendix I.

  Selecting Investment Options

    Choose options appropriate for you. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

    Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

    Be informed. Read this prospectus, the fund prospectuses and Appendix I.

  Limits on Availability of Options. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. See "Other Topics-Contract Modifications - Addition, Deletion or Substitution of Fund Shares." We may also discontinue the availability of fixed interest options for new purchase payments and/or for transfers. Some subaccounts or fixed interest options may not be available in all contracts or in some states.

  Limits on How Many Investment Options You May Select. Generally you may select no more than 18 investment options at any one time during the accumulation phase of your contract. Each subaccount and each fixed account selected counts towards this 18 investment option limit.

  Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

  Reinvestment. The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

  Insurance-Dedicated Funds. (Mixed and Shared Funding) The funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

  "Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

  "Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

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    Mixed-bought for annuities and life insurance.

    Shared-bought by more than one company.

  Possible Conflicts of Interest. It is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Separate Account N from participation in the funds which are involved in the conflict.

Transfers Among Investment Options

  Transfers among the fixed interest options are subject to the following conditions:

    During the accumulation phase you may transfer amounts among the available subaccounts, and from the subaccounts to Fixed Account D (for flexible premium series contracts).

    Amounts may be transferred from the DCA Fixed Account to one or more subaccounts only, and requires participation in the dollar cost averaging program.

    The DCA Fixed Account is only available for purchase payments.

    Transfers to the DCA Fixed Account are not allowed.

    The amount available for transfer from Fixed Account D to the subaccounts is limited (see Appendix I).

    Fixed Account D is available only through flexible premium series contracts.

    The DCA Fixed Account may be available under both types of contracts.

  We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 for each transfer and to limit the number of transfers, as well as establish minimum and maximum amounts for transfers. We also reserve the right to transfer the entire amount remaining in a subaccount in the event that a transfer request would bring this remaining amount below a specified amount.

  Transfer Requests. Requests may be made in writing, by telephone (where allowed) and under the dollar cost averaging and automatic reallocations programs.

  Limits on Frequent or Disruptive Transfers. The contracts are not designed to serve as vehicles for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:

    Increased trading and transaction costs;

    Forced and unplanned portfolio turnover;

    Lost opportunity costs; and

    Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contracts.
We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:

    Exceeds our then-current monitoring standard for excessive trading;

    Is identified as problematic by an underlying fund;

    Is determined, in our sole discretion, to be not in the best interests of other contract owners; or

    Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

  Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, e-mail and Internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

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  Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, in our sole discretion and without notice, based upon, among other factors, the best interest of contract holders and fund investors, fund management considerations and state or federal regulatory developments.

  We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners. Such restrictions may include:

    Not accepting transfer instructions from an agent acting on behalf of more than one contract owner; and

    Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract owner at a time.

The Company does not allow waivers to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

  Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

  Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our administrative service center or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

  Telephone and Electronic Transactions: Security Measures. Telephone transactions may be available when you complete a telephone reallocation form and a personal identification number (PIN) has been assigned. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These may include recording calls on voice recording equipment, requiring completion of a "telephone reallocation" form, written confirmation of telephone instructions and use of a PIN to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

  The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price.

  Currently, under this program you may elect one of the following transfer options:

  DCA Fixed Account. You may direct us to automatically transfer amounts invested in the DCA Fixed Account to any one or more of the subaccounts over a specified period of time. Transfers from the DCA Fixed Account to Fixed Account D are not allowed. Only purchase payments may be allocated to the DCA Fixed Account.

    Transfers from the DCA Fixed Account are made on a monthly basis.

    We reserve the right to limit your participation in the DCA Fixed Account to once over the life of the contract.

    Currently, transfers may be made over a period of six or twelve months. Other periods may also be available from time to time.

    You may have only one dollar cost averaging term at any one time.

    The minimum initial deposit to a DCA Fixed Account term is $5,000.

    If the dollar cost averaging program is discontinued prior to the end of the chosen term, the remaining balance of the DCA Fixed Account will be transferred to Fixed Account D if available under your contract. If Fixed Account D is not available, then such amounts will be transferred to the money market subaccount, unless you direct otherwise.

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    If the contract owner dies while dollar cost averaging from the DCA Fixed Account and the surviving spouse elects to continue the contract, the dollar cost averaging program will continue according to its terms, and the DCA Fixed Account will remain available for allocation of purchase payments, subject to any restrictions on the program.

  Dollar cost averaging from the DCA Fixed Account will be automatically discontinued in the event that:

    Death benefit proceeds become payable;

    The contract is terminated; or

    The contract owner elects to begin receiving income phase payments.

  Interest Only. You may direct us to automatically transfer credited interest only from amounts invested in Fixed Account D (for flexible premium series contracts) to any one or more of the subaccounts.

    Only automatic transfers of 100% of interest earned are allowed, and transfers to the DCA Fixed Account are not allowed. We will only transfer interest that is earned after your have elected this option. Reallocations may be made on a monthly, quarterly, semi-annual or annual basis.

    To elect transfers of this type, your contract value must be at least $10,000 and the Fixed Account D value must be at least $5,000. We reserve the right to discontinue these transfers when the Fixed Account D value becomes less than $5,000.

  Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. Transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. Dollar cost averaging may be subject to additional restrictions or requirements. To obtain an application form or for additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

  We reserve the right to discontinue, modify or suspend the dollar cost averaging program.

  The Automatic Reallocation Program (Account Rebalancing). Account rebalancing allows you to reallocate your contract value to match the investment allocations you originally selected by transferring contract values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. Only contract values invested in the subaccounts may be rebalanced. We automatically transfer your contract value on each quarterly anniversary of the date we established your account (or any other date as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market.

  There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. You are eligible to participate in this program if your contract value is at least $10,000. To apply, you must complete an application you may obtain by writing to us at the address listed in "Contract Overview-Questions: Contacting the Company." You must choose the applicable subaccounts and the percentage of contract value to be maintained on a quarterly basis in each subaccount. All values in a selected subaccount will be available for rebalancing.

  You may instruct us at any time to terminate this program by written request to us at the address listed in "Contract Overview -- Questions: Contacting the Company." Any value in a subaccount that has not been reallocated will remain in that subaccount regardless of the percentage allocation, unless you instruct us otherwise. If you wish to continue the reallocations after they have been terminated, you must complete an application and have at least $10,000 of contract value.

We reserve the right to discontinue, modify or suspend the account rebalancing program.

  Transfers from the Fixed Accounts. Transfers from Fixed Account D are limited. For more information on transfers from the fixed interest options, see "Appendix I, The Fixed Accounts," and your contract.

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Purchase and Rights

  Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement arrangement (such as a Tax Code Section 403(b) or 457 plan, or an IRA under Tax Code Section 408), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities may provide other features and benefits (such as the guaranteed death benefits, the lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Valuation Date: A day that the New York Stock Exchange is open for trading.

  How to Purchase.

  The contract holder may purchase a contract from us by completing an application and making an initial purchase payment or transferring an amount from another investment provider. Upon our approval we will issue a contract and set up an account.

For nonqualified contracts, the following purchase payment methods are allowed: One lump sum; Periodic payments; or Transfer under Tax Code section 1035.
For IRA, 403(b), and 457 contracts, the following purchase payment methods are allowed: One lump sum; Periodic payments; or Rollover or transfer payments, as permitted by the Tax Code.

  The minimum periodic purchase payment amount we will accept under the flexible premium series is $50.

  The minimum amount we will accept as an initial transfer under the transfer premium series for 403(b) and 457 contracts is $25,000. The minimum amount we will accept as an initial transfer under the transfer premium series for nonqualified and IRA contracts is $10,000. The minimum amount we will accept as a subsequent transfer into the transfer premium series contract is $5,000. No additional premium is allowed into the transfer series after the fifth contract anniversary.

  We reserve the right to reject any purchase payment to an existing contract if the purchase payment exceeds $250,000, or if the purchase payment together with the contract value at the next valuation date exceeds $1,000,000. Any purchase payment not accepted by the Company will be refunded.

  Any reduction of the minimum initial or subsequent purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

  Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, we will notify you of the reasons and the application and any purchase payments will be returned to you.

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  Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. However, for contracts issued in states that require a refund of all purchase payments made, we will credit the initial purchase payment to the ING VP Money Market portfolio during the right to cancel period, plus five calendar days. See "Right to Cancel." Allocations must be in whole percentages and there are limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

  Factors to Consider in the Purchase Decision. The decision to purchase or participate in a contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

    Long-Term Investment - These contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 591/2.

    Investment Risk - The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in a contract in order to invest in these options if you cannot risk getting back less money than you put in.

    Features and Fees - The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

  4. Exchanges - If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any other increased charges that might apply under these contracts. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Right to Cancel

  When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our administrative service center or to your sales representative along with a written notice of cancellation.

  Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, where a refund of contributions is not required, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires, we will refund all purchase payments made, if that amount is higher than your contract value.

  For contracts issued in states that require a refund of all purchase payments made, we will credit the initial purchase payment to the ING VP Money Market portfolio during the right to cancel period, plus five calendar days. If you cancel your contract within ten days of receipt, we will refund all purchase payments made or the contract value, whichever is greater. If you choose to keep the contract, the purchase payments will be then allocated among the investment options you selected.

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Fees

  The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

  MAXIMUM TRANSACTION FEES

  Early Withdrawal Charge

  Withdrawals of all or a portion of your contract value may be subject to a charge.

  Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract.

  Types of Fees

  There are three types of fees or deductions that may affect your contract.

  TRANSACTION FEES

    Early Withdrawal Charge
    Annual Contract Charge
    Transfer Charge
    Fund Redemption Fees

  FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

    Mortality and Expense Risk Charges
    Administrative Expense Charge
    Optional Death Benefit Rider Charges

  FEES DEDUCTED BY THE FUNDS

    Investment Advisory Fees
    Other Expenses

Years from Receipt of Purchase Payment	Early Withdrawal Charge (as Percentage of Purchase Payments)[1]
Less than 1 1 or more but less than 2 2 or more but less than 3 3 or more	7% 6% 4% 0%
[1]For 403(b) contracts and all contracts issued in the State of Utah, the early withdrawal charge is 0% after the tenth contract year.

  Withdrawal Charge Applicable to Fixed Interest Options. The value of purchase payments allocated to Fixed Account D and the DCA Fixed Account are included in the calculation of withdrawal charge upon partial or full withdrawal of amounts from the contract. However, the portion of the withdrawal charge attributable to the amount withdrawn from Fixed Account D will be waived. The amount that will be waived will be equal to the withdrawal charge as calculated above, multiplied by the percentage that the amount withdrawn from Fixed Account D bears to the total amount withdrawn. There is no waiver applicable to amounts withdrawn from the DCA Fixed Account.

  Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, and the administrative charge, to make up the difference.

  First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we assume earnings are withdrawn first, followed by amounts attributed to purchase payments with the "oldest" purchase payments withdrawn first.

  For example: If your initial purchase payment was made two years ago, we will deduct an early withdrawal charge equal to 4% of the portion of that purchase payment subject to a withdrawal charge. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your contract in the order they were received.

  Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:

    Used to provide income phase payments to you;

    Paid due to the contract owner's death during the accumulation phase;

    Paid due to your disability (as defined in the Tax Code and subject to the restrictions below);

    Paid due to separation from service with your employer after age 55 (available beginning five years from the issue date, for 403(b) contracts only);

    Paid when the contract owner has been diagnosed with a terminal illness (subject to the restrictions below);

    Paid due to extended confinement in a licensed hospital or qualified long term care facility (subject to the restrictions below);

    Paid upon termination of your contract by us (see "Other Topics - Involuntary Terminations").

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  Disability Waiver. Waiver of the withdrawal charge for disability is subject to the following conditions. We will waive the withdrawal charge when you: (1) are legally permitted to make a withdrawal; (2) become disabled within the meaning of Tax Code section 72(m)(7) (as amended) after the issue date of the contract; (3) are receiving Social Security disability or state long-term disability benefits; and (4) notify us in writing of the disability prior to receiving the withdrawal.

  This waiver may be subject to other limitations described in your contract.

  Extended Confinement Waiver. Waiver of the withdrawal charge in the event of extended confinement is subject to the following conditions. We will waive the withdrawal charge when you are legally permitted to make a withdrawal if you have been confined to a licensed hospital or a qualified long term care facility for a period of at least sixty (60) consecutive days prior to your request and after the issue date of the contract. We will require satisfactory proof of such confinement, as provided in your contract.

  To qualify, a licensed hospital must be (1) licensed as a hospital by the state in which it is located; (2) supervised by a staff of licensed physicians; and (3) operate primarily for the care and treatment of sick and injured inpatients for a charge. A long term care facility includes (1) a skilled nursing facility; (2) an intermediate care facility; or (3) a residential care facility. The long term care facility must be (1) licensed by an appropriate licensing agency to provide nursing care; (2) provide 24-hour-a-day nursing services; (3) have a doctor available for emergency situations; 4) have a nurse on duty or on call at all times; (5) maintain clinical records; and (6) have appropriate methods for administering drugs. A long term care facility does not include (1) an institution that primarily treats drug addiction or alcoholism; (2) a home for the aged or mentally ill; (3) a community living center; or (4) an institution that primarily provides residency or retirement care.

  This waiver may be subject to other limitations described in your contract.

  Terminal Illness Withdrawal. Where allowed by law, if you develop a terminal illness, you may request a full withdrawal of the unloaned contract value equal to the death benefit (including, if applicable, the death benefit due under one of the optional death benefit riders). In order for this benefit to be paid, the diagnosis of the terminal illness must occur prior to entering the income phase, and notice acceptable to us must be received prior to entering the income phase and during your lifetime.

  Exercise of this provision is subject to the following conditions. We must receive notice that you have been diagnosed with a terminal illness by a physician licensed to practice medicine and treat illness or injury in the state which the treatment is received and who is acting within the scope of that license. At our expense, we reserve the right to have a physician of our choice examine you, and reserve the right to rely upon the diagnosis of a physician we choose. For purposes of this provision, notice of terminal illness means a written statement, signed by a physician, that: a) gives the physician's diagnosis of your noncorrectable medical condition; (b) includes documentation supported by clinical, radiological or laboratory evidence of the condition; and (c) states that, within reasonable medical certainty, the noncorrectable medical condition will result in your death in six (6) months or less from the date of the notice.

  Only one withdrawal may be made under this provision. The withdrawal will be paid in lieu of any other benefit payable under the contract. No benefit will be paid if your terminal illness is the result of self-inflicted injuries. This provision may be subject to other limitations described in your contract.

  For 403(b) contracts, this withdrawal is only available if you otherwise are allowed to make a withdrawal under Tax Code section 403(b)(11). See "Taxation."

  10% Free Out. During any contract year the contract owner may withdraw a portion of the contract value without a withdrawal charge.

  For each contract year, the amount available for withdrawal without a withdrawal charge will equal amounts attributable to earnings, plus eligible purchase payments. Eligible purchase payments include all purchase payments not subject to the withdrawal charge, plus 10% of the remaining purchase payments after the beginning of a contract year that are subject to a withdrawal charge.

  Partial Withdrawal Processing Fee. We reserve the right to charge a partial withdrawal processing fee not to exceed the lesser of $25 or 2% of the amount withdrawn. We are not currently applying this fee.

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  Annual Contract Charge

  Maximum Amount. $30.00 for transfer premium series contracts, $35.00 for flexible premium series contracts.

  When/How. Each year during the accumulation phase we deduct this fee from your contract value invested in the subaccounts. We deduct it on you contract anniversary and at the time of full withdrawal.

  Purpose. This fee reimburses us for our administrative expenses related to the establishment and maintenance of your contract.

  Waiver. We reserve the right to waive the annual contract charge under certain circumstances such as if your contract value exceeds $50,000 on the date this fee is to be deducted. However, we reserve the right to reinstate the fee on contracts qualifying for this waiver.

  Transfer Charge

  Amount. We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 per transfer for any transfer and to limit the number of transfers.

  Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

  Fund Redemption Fees

  If applicable, we may deduct the amount of any redemption fees imposed by funds as a result of withdrawals, transfers or other transactions initiated by a contract owner, beneficiary or payee. Redemption fees, if any, are separate and distinct from early withdrawal charges and are not included in the determination of any withdrawal charge limit or any withdrawal charge waiver. As of the date of this prospectus, none of the funds available under the contract have imposed such fees; however, you should refer to the fund prospectuses for current information on such fees.

  FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

  Mortality and Expense Risk Charges

  Maximum Amount. The amount of this charge, on an annual basis, is equal to 1.40% of the daily value of amounts invested in the subaccounts.

  Purpose. This fee compensates us for mortality and expense risks we assume under the contracts.

    The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the contracts.

    The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

  If the amount we deduct for this fee is not enough to cover our mortality and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

  Administrative Charge

  Maximum Amount. The maximum administrative charge under the contract is equal to 0.20% of the daily value of amounts invested in the subaccounts. It is deducted quarterly and at time of a full withdrawal.

  Purpose. This charge helps defray the cost of providing administrative services under the contract and the subaccounts. There is not necessarily a relationship between the amount of the charge imposed on any given contract and the amount of expenses that may be attributable to that contract.

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  Optional Death Benefit Rider Charges.

  In addition to the standard death benefit, you may purchase one of two optional death benefit riders that you may elect at issue, subject to state availability. There is an additional charge if you have selected the Return of Purchase Payment Death Benefit or Annual Stepped Up Death Benefit. Unlike the base mortality and expense charge, these charges are deducted quarterly from amounts invested in the fixed accounts and the subaccounts. Charges for these optional death benefit riders is as follows:

  Return of Purchase Payment Death Benefit: 0.05%

  Annual Stepped Up Death Benefit: 0.25%

  See "Death Benefit" for further details on the optional death benefit riders.

  REDUCTION OR ELIMINATION OF CERTAIN FEES

  When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, the maintenance and expense risk charge, the contract charge, or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

    The size and type of group to whom the contract is offered;

    The type and frequency of administrative and sales services provided;

    The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or

    Any other circumstances which reduce distribution or administrative expenses.

  The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

  The exact amount of contract charges applicable to a particular contract will be stated in that contract. For contracts issued as funding vehicles for Tax Code section 403(b) plans, early withdrawal charges may be waived under certain circumstances.

  FEES DEDUCTED BY THE FUNDS

  Maximum Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. The Fund Expense Table in this prospectus identifies which funds have service fees or 12b-1 fees. In addition to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2003, the amount of such additional payments ranged up to 0.XX% annually for affiliated funds, and 0.XX% annually for unaffiliated funds, of the average net assets held in a fund by the Company. For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus.

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  When/How. A fund's fees and expenses are not deducted from your contract value. Instead, they are reflected in the daily value of fund shares which, in turn, will affect the daily value of the subaccounts.

  Purpose. These fees and expenses help to pay the fund's investment adviser and operating expenses.

  PREMIUM AND OTHER TAXES

  Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

  When/How. We reserve the right to deduct a charge for premium taxes from your contract value or from purchase payments to the contract at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from purchase payments as they are received, or from the contract value immediately before you commence income phase payments, as permitted or required by applicable law.

  In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

Your Contract Value

  During the accumulation phase your contract value at any given time equals:

    The current dollar value of amounts invested in the subaccounts; plus

    The current dollar value of amounts invested in the fixed interest options, including interest earnings to date; plus

    The current dollar value of amounts equal to the outstanding loan balance that is segregated as security for a loan; less

    Prior withdrawals (including early withdrawal charges); less

    Applicable taxes.

  Subaccount Accumulation Units. When you select a fund as an investment option, you invest in "accumulation units" of the Separate Account N subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

  Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses and the mortality and expense risk charges. We discuss these deductions in more detail in "Fee Table" and "Fees."

  Valuation. We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.
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  Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

    The net assets of the fund held by the subaccount as of the current valuation; minus

    The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

    Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

    The total value of the subaccount's units at the preceding valuation; minus

    A daily deduction for the mortality and expense risk charges and any other fees deducted daily from investments in the separate account, if any. See "Fees."

  The net investment rate may be either positive or negative.

  Hypothetical Illustration. As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your contract is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

$5,000 Purchase Payment
Step 1: You make an initial purchase payment of $5,000.	Step 1 ¯
ReliaStar Life Insurance Company
Step 2:	Step 2 ¯

    You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

    You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Separate Account N
	Subaccount A 300 accumulation units	Subaccount B 100 accumulation units	Etc.
	¯	Step 3 ¯
Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).	Mutual Fund A	Mutual Fund B

  Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

  Purchase Payments to Your Contract. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

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Withdrawals

  Taxes, Fees and Deductions

  Amounts withdrawn may be subject to one or more of the following:

    Early Withdrawal Charge
    Annual Maintenance Fee (see "Fees-Annual Maintenance Fee")
    Processing Fee
    Tax Penalty (see "Taxation")
    Tax Withholding (see "Taxation")
    Fund Redemption Fees

  To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

  Redemption Fees

  If applicable, we may deduct the amount of any redemption fee imposed by a fund as a result of withdrawals, transfers or other transactions you initiate. Redemption fees, if any, are separate and distinct from "withdrawal charges" and are not included in the determination of any withdrawal charge limit or any withdrawal charge waiver. See "Fees."

  Withdrawal Value: Your contract value less any outstanding loan balance and any applicable withdrawal charges.

  Subject to any applicable retirement plan or Tax Code restrictions (see "Withdrawal Restrictions" below), you may withdraw all or a portion of your withdrawal value invested in the subaccounts at any time during the accumulation phase. Withdrawals from amounts in the fixed interest options may be subject to additional restrictions. See "Appendix I -- Fixed Accounts."

  Steps for Making A Withdrawal

    Select the withdrawal amount.

    Full and Partial Withdrawals: You may request withdrawal of either:

    A gross amount, in which case the applicable early withdrawal charge and taxes will be deducted from the gross amount requested; or

    A specific amount after deduction of the applicable early withdrawal charge and taxes.

    Partial Withdrawal: Requests for partial withdrawals are subject to the following conditions:

    The minimum amount of any partial withdrawal must be $1,000;

    The contract value may not fall below the greater of $1,000 or any outstanding loan balance divided by 85%;

    We may charge a processing fee equal to the lesser of $25 or 2% of the amount withdrawn;

    Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an contract value; and

    You must properly complete a disbursement form and deliver it to our administrative service center.

  Withdrawal Restrictions.

  Some plans may have other limits on withdrawals, other than or in addition to those listed below.

    Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 591/2, severance from employment, or financial hardship of the following:

  (1) Salary reduction contributions made after December 31, 1988; and

  (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

    Participants in the Texas Optional Retirement Program. You may not receive any distribution before retirement, except upon becoming disabled, as defined in the Tax Code or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

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  Calculation of Your Withdrawal. We determine your contract value every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your contract value as of the next valuation date after we receive a request for withdrawal in good order at our administrative service center.

  Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order. No interest will accrue on amounts represented by uncashed withdrawal checks.

Loans

  Loans Available from Certain Qualified Contracts. If allowed by the contracts and the qualified plan for which the contract is issued (where applicable), a loan may be available from the contract value prior to your election of an income phase payment option or the annuitant's attainment of age 701/2. Additional restrictions may apply under the Tax Code or due to our administrative practices. Loans are not allowed from nonqualified contracts or IRA contracts.

  A loan may be requested by properly completing the loan request form and submitting it to our Administrative Office. Read the terms of the loan agreement before submitting any request.

  Charges. Loans are subject to any applicable early withdrawal charge. We reserve the right to charge a processing fee not to exceed $25. Interest will be charged on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

Systematic Withdrawals

  A systematic withdrawal is a series of automatic partial withdrawals from your contract based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the contract value on a monthly, quarterly, semiannual or annual basis. The amount of each systematic withdrawal must be at least $100.

  Systematic Withdrawal Availability. We reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematical withdrawal options from time to time.

  Requesting a Systematic Withdrawal. To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representative at the number listed in "Contract Overview-Questions: Contacting the Company."

  Features of a Systematic Withdrawal

  A systematic withdrawal allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

  Terminating Systematic Withdrawals. You may discontinue systematic withdrawals at any time by submitting a written request to our administrative service center.

  Charges. Systematic withdrawals are subject to early withdrawal charges. Although we currently do not impose a processing fee, we reserve the right to charge a processing fee not to exceed $25.

  Taxation. Systematic withdrawals and revocations of elections may have tax consequences. Amounts withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 591/2 may also be subject to a 10% federal tax penalty. If you are concerned about tax implications, consult a qualified tax adviser.

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Death Benefit

  This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

  Terms to Understand

  Annuitant(s): The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

  Beneficiary(ies): The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

  Contingent Beneficiary: The person(s) or entity(ies) designated to receive death benefit proceeds under the contract if no beneficiary is alive when the death benefit is due.

  Death Benefit Valuation Date: The valuation date following the date we receive both proof of your death and the beneficiary's written request in a form which we approve for either a lump sum payment or an income phase payment option. Please contact our administrative service center to learn what information is required for a request for payment of the death benefit to be in good order. Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

  Definitions. The following terms are used in this section:

  Adjusted Purchase Payment Total. An amount equal to the amount of the first purchase payment, plus subsequent purchase payments, minus a pro-rata share of partial withdrawals. For each partial withdrawal, the Adjusted Purchase Payment Total is reduced pro-rata by multiplying it by the fraction of A divided by B (A/B), where:

  1. A is the contract value immediately after a partial withdrawal; and

  2. B is the contract value immediately before a partial withdrawal.

  Highest Anniversary Value. An amount calculated under the Annual Stepped Up Death Benefit. On the date the contract is issued, it is equal to the initial purchase payment. Thereafter, the Highest Anniversary Value is calculated on each contract anniversary and is increased by the amount of each subsequent purchase payment and reduced pro-rata for each subsequent partial withdrawal. The pro-rata adjustment for each partial withdrawal is equal to the Highest Anniversary Value as of that date, multiplied by the fraction A divided by B, (A/B), where:

  1. A is the contract value immediately after a partial withdrawal; and

  2. B is the contract value immediately before a partial withdrawal.

  On each contract anniversary prior to the contract owner's 81st birthday, the Highest Anniversary Value will be equal to the greater of the current Highest Anniversary Value or the contract value on the date of the contract anniversary. After you reach your 81st birthday, the Highest Anniversary Value will be the Highest Anniversary Value that was calculated on the last contract anniversary prior to your 81st birthday.

  When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder dies, or in the case of a contract owned by a non-natural person, like a trust or a 457 plan, when the annuitant dies.

  Who Receives Death Benefit Proceeds? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries and/or contingent beneficiaries. Unless you have instructed us otherwise, if more than one beneficiary has been named, the payment will be paid in equal shares. If you die and no beneficiary or contingent beneficiary exists, or if the beneficiary or contingent beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate.

  Designating Your Beneficiary. You may designate a beneficiary on your application and may change the designated beneficiary at any time before income phase payments begin by sending us a written request. Upon our receipt of your written request in good order (see "Contract Overview-Questions: Contacting the Company"), we will process the change effective the date it was signed. Any change in beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any beneficiary change.

  Death Benefit Riders. There are two death benefit riders available under the contract, the Return of Purchase Payment Death Benefit Rider and the Annual Stepped Up Death Benefit Rider. There is an additional charge for the Return of Purchase Payment and Annual Stepped Up Death Benefit Riders, and you may only elect one of the riders.

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  Standard Death Benefit

  If you (for contracts owned by a natural person), or the annuitant (for contracts owned by a non-natural person) die prior to the income phase, the person you have chosen to be your beneficiary will receive a death benefit. The death benefit will be the contract value less any outstanding loan. If the death benefit is triggered by the death of the annuitant, a withdrawal charge will apply, if applicable. For contracts owned by a natural person, if the annuitant dies and is not the same as the contract owner, the contract owner will automatically be named as the new annuitant and no death benefit will be payable.

  Return of Purchase Payment Death Benefit Rider

  Charge. There is an extra charge if you elect the Return of Purchase Payment Death Benefit Rider, equal to 0.05% of your average daily contract value. This charge is deducted quarterly from the subaccounts and fixed interest options in proportion to each available investment option's proportionate percentage of total contract value as of the valuation date immediately preceding the date of deduction.

  Election. The Return of Purchase Payment Death Benefit Rider may be elected only on the date the contract is issued, and will remain in effect until:

  1. The entire withdrawal value of the contract is withdrawn;

  2. Death benefit proceeds become payable under the contract;

  3. The contract is terminated in accordance with its provisions; or

  4. Income phase payments begin.

  Death Benefit Amount. If you elect the Return of Purchase Payment Death Benefit Rider, the amount of the death benefit is the greater of A or B, less any outstanding loan balance, where

  1. A is the contract value on the Death Benefit Valuation Date; and

  2. B is the Adjusted Purchase Payment Total.

  Annual Stepped Up Death Benefit Rider

  Charge. There is an extra charge if you elect the Annual Stepped Up Death Benefit Rider, equal to 0.25% of your average daily contract value. This charge is deducted quarterly from the subaccounts and fixed interest options in proportion to each available investment option's proportionate percentage of total contract value as of the valuation date immediately preceding the date of deduction.

  Election. The Return of Purchase Payment Death Benefit Rider may be elected only on the date the contract is issued, and will remain in effect until:

  1. The entire withdrawal value of the contract is withdrawn;

  2. Death benefit proceeds become payable under the contract;

  3. The contract is terminated in accordance with its provisions; or

  4. Income phase payments begin.

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  Death Benefit Amount. If you elect the Annual Stepped Up Death Benefit Rider, the amount of the death benefit is equal to the greater of A, B, or C (less any outstanding loan balance), where:

  A is the contract value on the Death Benefit Valuation Date; and

  B is the Adjusted Purchase Payment Total; and

  C is the Highest Anniversary Value.

  Payment of the Death Benefit Before Income Phase Payments Begin:

  The beneficiary may choose one of the following three methods of payment:

  (1) Receive a lump-sum payment; or

  (2) Apply some or all of the death benefit to any of the income phase payment options (in no event may payments to a beneficiary extend beyond the beneficiary's life expectancy or any period certain greater than the beneficiary's life expectancy); or

  (3) Any other distribution method acceptable to us.

  The timing and manner of payment are subject to the Tax Code's distribution rules (see "Taxation-Required Minimum Distributions"). In general, the death benefit must be applied to either an income phase payment option within one year of the contract holder's or annuitant's death or the entire contract value must be distributed within five years of the contract holder's or annuitant's date of death. An exception to this provision applies if the designated beneficiary is the surviving spouse, in which case the beneficiary may continue the contract as the successor contract holder and generally may exercise all rights under the contract.

  Requests for payment of the death benefit in a lump-sum will be paid within seven days following the next valuation after we receive proof of death and a request for payment. Requests for continuing income phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump-sum and the contract will be canceled.

  Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

  Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Taxation."

The Income Phase

  During the income phase you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

  Initiating Payments. To start receiving income phase payments, you must notify us in writing of all of the following:

    Payment start date;

    Income phase payment option (see the income phase payment options table in this section); and

    Choice of fixed, variable or a combination of both fixed and variable payments.

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  Your contract will continue in the accumulation phase until you properly initiate income phase payments. If you have not selected a required minimum distribution method, we will provide an income phase payment option to you at age eighty-five, unless you notify us otherwise in writing. You may change the income phase payment option by notifying us in writing before the payment start date. Once an income phase payment option is selected, it may not be changed.

  What Affects Payment Amounts. Some of the factors that may affect the amount of your income phase payments include your age, gender (under some contracts), contract value, the income phase payment option selected and whether you select fixed, variable or a combination of both fixed and variable payments.

  Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

  Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Payment amounts will vary depending upon the performance of the subaccounts you select. For more information about how variable income phase payments are determined, call us for a copy of the Statement of Additional Information. See "Contract Overview-Questions: Contacting the Company."

Transfers. After income phase payments begin, you may transfer between subaccounts once per year.

  Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

  If you select a 31/2% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 31/2% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 31/2%, after deduction of fees. For more information about selecting and assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview-Questions: Contacting the Company."

  Minimum Payment Amounts. Income phase payments may be made monthly unless we agree to a different payment schedule. We reserve the right to change the frequency of either fixed or variable payments so that each payment will be at least $50 per month or $250 per year. We reserve the right to increase the minimum first payment amount, if allowed by state law, based on increases reflected in the consumer price index urban (CPI-U) since July 1, 1993.

  If the contract value less any outstanding loan balance at the payment start date is less than $2,000, you will receive one lump-sum payment and the contract will be cancelled.

  Restrictions on Start Dates and the Duration of Payments. Unless otherwise agreed to by us, your income phase payment start date must be the first business day of any calendar month. The start date must be at least 12 months after the issue date. If you do not select a start date, the start date will be the annuitant's 85th birthday. The latest start date is the annuitant's 99th birthday. If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes. You may change the start date by notifying us in writing at least 30 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

  For 403, 457, and IRA contracts only, income phase payments may not extend beyond:

    The life of the annuitant;

    The joint lives of the annuitant and beneficiary;

    A guaranteed period greater than the annuitant's life expectancy; or

    A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

  See "Taxation" for further discussion of rules relating to income phase payments.

  Charges Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.40% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense

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  risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. Although we expect to make a profit from this fee, we do not always do so.

  Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days following the next valuation date after we receive proof of death acceptable to us and the request for the payment in good order at our administrative service center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation date after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

  Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

  Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Amounts applied to income phase payments are treated as a withdrawal from the contract, and we reserve the right to deduct any premium taxes not already paid under the contract. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

  Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

  Income Phase Payment Options.

  The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer other income phase payment options under the contract from time to time.

  Once income phase payments begin the income phase payment option selected may not be changed.

  Terms to understand:

  Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

  Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options
Life Income

  Length of Payments:   For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date.
  Death Benefit--None: All payments end upon the annuitant's death.

Life Income-- Guaranteed Payments*

  Length of Payments: For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.
  Death Benefit--Payment to the Beneficiary: If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.

Life Income-- Two Lives

  Length of Payments: For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.
  Continuing Payments:
  (a)  When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or
  (b)  100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.
  Death Benefit--None: All payments end after the death of both annuitants.

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Life Income-- Two Lives-- Guaranteed Payments*

  Length of Payments: For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.
  Continuing Payments: 100% of the payment to continue to the surviving annuitant after the first death.
  Death Benefit--Payment to the Beneficiary: If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.

Life Income-- Cash Refund Option (fixed payment only)

  Length of Payments: For as long as the annuitant lives.
  Death Benefit--Payment to the Beneficiary: Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

Life Income-- Two Lives-- Cash Refund Option (fixed payment only)

  Length of Payments: For as long as either annuitant lives.
  Continuing Payment: 100% of the payment to continue after the first death.
  Death Benefit--Payment to the Beneficiary: When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

Nonlifetime Income Phase Payment Options
Nonlifetime-- Guaranteed Payments*

  Length of Payments: Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below).
  Death Benefit--Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

  Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees -- Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.

  Calculation of Lump-Sum Payments:   If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 31/2% or 5% assumed net investment rate for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.
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Taxation

  In this Section

  INTRODUCTION

  CONTRACT TYPE

  WITHDRAWALS AND OTHER

  DISTRIBUTIONS

    Taxation of Distributions
    10% Penalty Tax
    Withholding for Federal Income Tax Liability

  REQUIRED MINIMUM DISTRIBUTIONS

  Minimum Distribution of Death Benefit Proceeds (403(b) and 457 plans and 408(b) and 408A IRAs)
    Minimum Distribution of Death Benefit Proceeds

  (Nonqualified Contracts)

  RULES SPECIFIC TO CERTAIN PLANS

    403(b) Plans
    408(b) and 408A IRAs
    457(b) Plans

  TAXATION OF

  NONQUALIFIED CONTRACTS

  TAXATION OF THE COMPANY

  When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

  INTRODUCTION

  This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

    Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.

    Tax laws change. It is possible that a change in the future could affect contracts issued in the past.

    This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.

    We do not make any guarantee about the tax treatment of the contract or any transaction involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

  Taxation of Gains Prior to Distribution. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement arrangement (such as a Tax Code section 403(b) or 457 plan, or an IRA under Tax Code section 408), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the guaranteed death benefits and the lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

  Additionally, although earnings under the contract are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

  Diversification. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

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  CONTRACT TYPE

  The contract is designed for use on a non-tax qualified basis as a nonqualified contract or with certain retirement arrangements that qualify under Tax Code sections 403(b), 408(b), 408A or 457(b).

  Tax Rules. The tax rules vary according to whether the contract is a nonqualified contract or used with a qualified retirement arrangement. If used with a qualified retirement arrangement, you need to know the Tax Code section under which your arrangement qualifies. Contact your plan sponsor, sales representative or the Company to learn which Tax Code section applies to your arrangement.

  The Contract. Contract holders are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If a contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

  WITHDRAWALS AND OTHER DISTRIBUTIONS

  Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

  Taxation of Distributions

  Nonqualified Contracts. A full withdrawal of a nonqualified contract is taxable to the extent that the amount received exceeds the investment in the contract. A partial withdrawal is taxable to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract. In other words, a partial withdrawal is treated first as a withdrawal of taxable earnings.

  For income phase payments a portion of each payment which represents the investment in the contract is not taxable. An exclusion ratio is calculated to determine the nontaxable portion.

  For fixed income phase payments in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total dollar amount of the expected payments as defined in Tax Code section 72(c). The entire payment will be taxable once the recipient has recovered the investment in the contract.

  For variable income phase payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The entire income phase payment will be taxable once the recipient has recovered the investment in the contract.

  All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same contract holder during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

  403(b) and Governmental 457(b) Plans. All distributions from these plans are taxed as received unless either of the following is true:

    The distribution is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or

    You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

  Tax-exempt 457(b) Plans. All amounts received under a 457(b) plan of a non-governmental tax exempt employer are includible in taxable income when paid or otherwise made available to you or your designated beneficiary.

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  408(b) IRAs. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

    The distribution is rolled over to another traditional IRA or to a plan eligible to receive rollovers; or

    You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

  408A Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

    Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and

    Made after you attain age 591/2, die, become disabled as defined in the Tax Code or for a qualified first-time home purchase.

  If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

  Taxation of Death Benefit Proceeds. In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

  10% Penalty Tax

  Under certain circumstances the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a nonqualified contract or from a contract used with a 403(b), 408(b) or 408A arrangement.

  Nonqualified Contracts. The 10% penalty tax applies to the taxable portion of a distribution from a nonqualified annuity unless certain exceptions apply, including one or more of the following:

    You have attained age 591/2;

    You have become disabled as defined in the Tax Code;

    You have died;

    The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or

    The distribution is allocable to investment in the contract before August 14, 1982.

  403(b) Plans. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 403(b) plan, unless certain exceptions, including one or more of the following, have occurred:

    You have attained age 591/2;

    You have become disabled, as defined in the Tax Code;

    You have died;

    You have separated from service with the sponsor at or after age 55;

    The distribution amount is rolled over into another eligible plan or to an IRA in accordance with the terms of the Tax Code;

    You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives of joint life expectancies of you and your designated beneficiary; or

    The distribution is made due to an IRS levy upon your contract.

  408(b) and 408A IRAs. In general, except for (d) above, the exceptions for 403(b) plans also apply to distributions from an IRA, including a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals or used for a qualified first-time home purchase or for higher education expenses.

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  Withholding for Federal Income Tax Liability

  Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

  Nonqualified Contracts. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

  403(b) or Governmental 457(b) Plans. Generally, under these plans you or a designated beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

  408(b) and 408A IRAs. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

  Tax Exempt 457(b) Plans. All distributions from a 457(b) plan of a non-governmental tax exempt employer, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to beneficiaries.

  Non-resident Aliens. If you or your designated beneficiary are non-resident aliens, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

  REQUIRED MINIMUM DISTRIBUTIONS

  To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. The requirements do not apply to either nonqualified contracts or Roth IRA contracts, except with regard to death benefits. These rules may dictate one or more of the following:

    Start date for distributions;

    The time period in which all amounts in your contract(s) must be distributed; or

    Distribution amounts.

  Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 701/2 or retire, whichever occurs later, unless:

    You are a 5% owner or the contract is an IRA, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 701/2; or

    Under 403(b) plans, if the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

  Time Period. We must pay out distributions from the contract over one of the following time periods:

    Over your life or the joint lives of you and your designated beneficiary; or

    Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

  50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

  Minimum Distribution of Death Benefit Proceeds (403(b) and 457 Plans and 408(b) and 408A IRAs)

  The following applies to 403(b) and 457 plans and 408(b) and 408(A) IRAs. Different distribution requirements apply if your death occurs:

    After you begin receiving minimum distributions under the contract; or

    Before you begin receiving such distributions.

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  If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

  If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2004, your entire balance must be distributed to the designated beneficiary by December 31, 2009. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made over either of the following timeframes:

    Over the life of the designated beneficiary; or

    Over a period not extending beyond the life expectancy of the designated beneficiary.

  Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

    December 31 of the calendar year following the calendar year of your death; or

    December 31 of the calendar year in which you would have attained age 701/2.

  Special Rule for IRA Spousal Beneficiaries. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her age 701/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

  Minimum Distribution of Death Benefit Proceeds (Nonqualified Contracts)

  Death of the Contract Holder. The following requirements apply to nonqualified contracts at your death. Different distribution requirements apply if your death occurs:

    After you begin receiving income phase payments under the contract; or

    Before you begin receiving such distributions.

  If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

  If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2004, your entire balance must be distributed by August 31, 2009. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

    Over the life of the designated beneficiary; or

    Over a period not extending beyond the life expectancy of the designated beneficiary.

  Spousal Beneficiaries. If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract holder.

  Death of Annuitant. If the contract holder is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract holder. If the contract holder is a natural person but not the annuitant and the annuitant dies, the designated beneficiary must elect an income phase payment option within 60 days of the date of death, or any gain under the contract will be includible in the designated beneficiary's income in the year the annuitant dies.

  Tax Consequences of Enhanced Death Benefit

  The contract offers a death benefit (including the annual stepped up death benefit) that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income

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  to contract owners. Also, the presence of the death benefit may effect the amount of required distributions. Finally, certain charges are imposed with respect to some of the available death benefit riders. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

  RULES SPECIFIC TO CERTAIN PLANS

  403(b) Plans

  Tax Code sections 403(b) permit certain employers to establish a retirement plan for employees and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

  Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

    A plan participant as a means to provide benefit payments;

    An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or

    The Company as collateral for a loan.

  Exclusions from Gross Income. In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $41,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

  This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional limit specifically limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $13,000 in 2004. This limit is scheduled to increase as follows:

    $14,000 in 2005;

    $15,000 in 2006 and thereafter.

  After 2006 contribution limits will be subject to indexing. Your own limit may be higher or lower, depending upon certain conditions.

  Purchase payments to your contract(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

  Catch-up Contributions. Notwithstanding the contribution limit provided for above, a participant in a 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

    The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

      $3,000 in 2004;

      $4,000 in 2005;

      $5,000 in 2006 and thereafter; or

  (b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

  Restrictions on Distributions. Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 591/2, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

  Transfers from 403(b)(7) Custodial Accounts. If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

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  457(b) Plans

  General. Under 457(b) plans maintained by non-governmental, tax-exempt employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors, until paid or made available to you or your designated beneficiary. In addition, participation in a 457(b) plan maintained by a non-governmental, tax-exempt employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations).

  Trust Requirement. 457(b) plans maintained by state or local governments, their political subdivisions, agencies, instrumentalities and certain affiliates are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, custodial accounts and annuity contracts are treated as trusts.

  Contributions to a 457(b) Plan Excluded from Gross Income. In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of the dollar amount limit set forth below, or 100% of your includible compensation. Includible compensation means your compensation from the employer sponsoring the plan, not including deferrals to the employer's Tax Code section 457, 401(k), 403(b) and 125 cafeteria plans, or any other amounts not includible in the participant's gross income as wages from the employer.

  The annual dollar amount limits are as follows:

$13,000 in 2004; $14,000 in 2005; $15,000 in 2006. After 2006, the annual dollar limits will be subject to indexing.

  Catch-up Contributions. Notwithstanding the contribution limit provided for above, a participant in a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

    The amount provided for in Tax Code Section 414(v)(2)(B):

      $3,000 in 2004;

      $4,000 in 2005;

      $5,000 in 2005 and thereafter; or

  (b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

  Restrictions on Distributions. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70 1/2; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

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  Tax Penalty. Amounts distributed from a 457(b) plan that are attributable to rollovers from a 401(a), 401(k),or 403(b) plan will be subject to a 10% penalty tax on the taxable portion of any such distribution, unless certain exceptions, including one or more of the following, have occurred:

    You have attained age 591/2;

    You have become disabled, as defined in the Tax Code;

    You have died;

    You have separated from service with the sponsor at or after age 55;

    The distribution amount is rolled over into another eligible plan or to an IRA in accordance with the terms of the Tax Code;

    You have separated from service with the plan sponsor, the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives of joint life expectancies of you and your designated beneficiary, or

    The distribution is made due to an IRS levy upon your contract.

  408(b) and 408A IRAs

  Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish Simplified Employee Pension (SEP) plans and contribute to a traditional IRA owned by the employee. Tax Code section 408A permits eligible individuals to contribute to a Roth IRA on an after-tax (nondeductible) basis.

  Assignment or Transfer of Contracts. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce.

  Eligibility. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to roll over or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

  Sales of a contract for use with a traditional or Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

  Rollovers and Transfers. Rollovers and direct transfers are permitted from a 401, 403(b) or governmental 457(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to ordinary income tax, or from another Roth IRA.

  TAXATION OF NONQUALIFIED CONTRACTS

  In General. Tax Code section 72 governs taxation of annuities in general. Under a nonqualified contract if you are a natural person you generally are not taxed on increases in the contract value until distribution occurs by withdrawing all or part of such contract value. The taxable portion of a distribution is taxable as ordinary income.

  Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the withdrawal value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax

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  adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract holder is not a natural person, a change in annuitant is treated as the death of the contract holder.

  Transfers, Assignments or Exchanges of a Nonqualified Contract. A transfer of ownership of a nonqualified contract, the designation of an annuitant, payee or other designated beneficiary who is not also the contract holder, the selection of certain annuity dates or the exchange of a contract may result in certain tax consequences. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

  Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making a Section 1035 exchange.

  Delayed Income Phase Start Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

  TAXATION OF THE COMPANY

  We are taxed as a life insurance company under the Tax Code. Separate Account N is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

  We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

  In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

Other Topics

  The Company

  We issue the contracts described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

  We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. We are an indirect wholly-owned subsidiary of ING Groep N.V. (ING). ING is a global financial institution active in the fields of insurance, banking and asset management.

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We offer individual life insurance and annuities, employee benefits and retirement contracts. We are authorized to do business in the District of Columbia and in all states, except New York.
Our Home Office: 20 Washington Avenue South Minneapolis, Minnesota 55401	Our Administrative Service Center: ING Service Center P.O. Box 5050 Minot, North Dakota 58702-5050

  We are a charter member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

  Separate Account N

  We established Separate Account N on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). It also meets the definition of "separate account" under the federal securities laws.

  The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

  Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

  We may, if it is in the best interest of our contract holders:

    Manage the separate account as a management investment company under the 1940 Act;

    Deregister the separate account under the 1940 Act, if registration is no longer required;

    Combine the separate accounts of the Company; or

    Reallocate assets of the separate account to another separate account.

Performance Reporting
We may advertise different types of historical performance for the subaccounts including:
standardized average annual total returns; and non-standardized average annual total returns.
We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

  Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

  We include all recurring charges during each period (e.g., mortality and expense risk charges, annual contract charges, administrative expense charges, death benefit rider charges, and any applicable early withdrawal charges).

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  Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

  Voting Rights

  Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under the contract, you have a fully vested interest in the contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by written communication before the meeting.

  The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

    During the accumulation phase the number of votes is equal to the portion of your contract value invested in the fund, divided by the net asset value of one share of that fund.

    During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

  We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

  Contract Distribution

  Our affiliate, ING Financial Advisers, LLC, serves as the principal underwriter for the contract. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

  The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers which have entered into selling arrangements with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contract as "distributors." All registered representatives selling the contract must be licensed as insurance agents for the Company.

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  Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

  Baring Investment Services, Inc.

  Compulife Investor Services, Inc.

  Directed Services, Inc.

  Financial Network Investment Corporation

  Granite Investment Services, Inc.

  Guaranty Brokerage Services, Inc.

  ING America Equities, Inc.

  ING Barings Corp.

  ING Direct Funds Limited

  ING DIRECT Securities, Inc.

  ING Financial Advisers, LLC

  ING Financial Partners, Inc.

  ING Funds Distributor, Inc.

  ING Furman Selz Financial Services, LLC

  ING TT&S (U.S.) Securities, Inc.

  Multi-Financial Securities Corporation

  PrimeVest Financial Services, Inc.

  Systematized Benefits Administrators, Inc.

  Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 5% of the first year of payments to a contract. In addition, we may pay ongoing annual compensation of up to 1.0% of contract value. We may also pay an override on purchase payments of up to 0.25% in certain circumstances. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. Any such compensation will be paid in accordance with NASD rules. Supervisory and other management personnel of the Company may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

  We may pay wholesaling fees to certain distributors that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Sales management personnel may also receive compensation that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Distributors may also be reimbursed for certain expenses.

  The names of the distributor and the registered representative responsible for your contract are stated in your enrollment materials.

  Contract Modifications

  We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

  Addition, Deletion or Substitution of Fund Shares

  The Company, in its sole discretion, reserves the following rights:

    The Company may add to, delete from or substitute shares that may be purchased for or held in the separate account. The Company may establish additional subaccounts, each of which would invest in shares of a new portfolio of a fund or in shares of another investment company having a specified investment objective. Any new subaccounts may be made available to existing contract owners on a basis to be determined by the Company.

    The Company may, in its sole discretion, eliminate one or more subaccounts, or close subaccounts to new premium or transfers, if marketing, tax considerations or investment conditions warrant.

42

    If the shares of a fund are no longer available for investment or if in the Company's judgment further investment in a fund should become inappropriate in view of the purposes of the separate account, the Company may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company.

    The Company may restrict or eliminate any voting privileges of contract owners or other persons who have voting privileges as to the separate account.

    The Company may make any changes required by the 1940 Act.

    In the event any of the foregoing changes or substitutions are made, the Company may endorse the contracts to reflect the change or substitution.

  The Company's reservation of rights is expressly subject to the following when required:

    Applicable Federal and state laws and regulations.

    Notice to contract owners.

    Approval of the SEC and/or state insurance authorities.

  Legal Matters and Proceedings

  We are not aware of any pending legal proceedings which involve the separate account as a party.

  We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

  ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

  Payment Delay or Suspension

  We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

    On any valuation day when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

    When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

    During any other periods the SEC may by order permit for the protection of investors.

  The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

  Transfers, Assignments or Exchanges of a Contract

  A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract owner, or the exchange of a contract may result in certain tax consequences to the contract owner that are not discussed herein. A contract owner contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

43

  Involuntary Terminations

  We reserve the right to terminate a contract if:

  -- The entire withdrawal value is withdrawn on or before income phase payments begins; or

  -- The contract value is paid in a lump sum as a death benefit before income phase payments begin; or

  -- If permitted by law, the outstanding loan balance equals or exceeds the contract value, less applicable withdrawal charges.

  In addition, we may terminate the contract by payment of the current withdrawal value if:

  -- You have not made any purchase payments for a period of two years; and

  -- The guaranteed monthly benefit under the life annuity with payments for 10 or 20 years would be less than $20 per month when you reach age 71, or at the end of twelfth contract year, whichever is later.

  Reports to Contract Owners

  At least once in each contract year we will mail you, at the last know address of record, a statement of your contract value. Written confirmation of every financial transaction made under the contract will be made immediately; however, written confirmation of periodic payments made through salary reduction arrangements will be made quarterly.

  To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call us at the number listed in "Contract Overview -- Questions: Contacting the Company" if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

  Trading-Industry Developments

  As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

44

Contents of the Statement of Additional Information

  The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History	2
Separate Account N	2
Offering and Purchase of Contracts	3
Income Phase Payments	4
Sales Material and Advertising	5
Independent Auditors	6
Financial Statements	6
Financial Statements of Separate Account N	S-1
Financial Statements - Statutory Basis of ReliaStar Life Insurance Company	F-1

  You may request an SAI by calling our administrative service center at the number listed in "Contract Overview-Questions: Contacting the Company" or by returning this request to our administrative service center at the address listed in "Contract Overview-Questions: Contacting the Company."

  Your name

  Address

  City ______________________________________________ State _________________ Zip

Please send me a copy of the Separate Account N XXXXXXXXXXX Statement of Additional Information.

  No person is authorized to give any information or to make any representations other than those contained in this prospectus or accompanying fund prospectuses and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer or solicitation in any circumstances in which such offer or solicitation would be unlawful.

45
Appendix I The Fixed Accounts

General Disclosure.
Fixed Account D (for flexible premium series contracts only) and the DCA Fixed Account (collectively, the fixed accounts) are investment options that may be available during the accumulation phase.
Amounts allocated to the fixed accounts are held in the Company's general account which supports insurance and annuity obligations.
All or a portion of your purchase payments may be allocated to the fixed accounts.
Interests in the fixed accounts have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
The fixed accounts have not been registered as investment companies under the Investment Company Act of 1940.

  Disclosure in this prospectus regarding the fixed accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

Disclosure in this appendix regarding the fixed accounts has not been reviewed by the SEC.
Additional information about the fixed accounts may be found in the contracts. Additional information about the DCA Fixed Account may also be found in the dollar cost averaging program application.

Interest Rates.

    Fixed Account D. Fixed Account D has an interest rate that is set periodically by the Company. Interest will be credited and compounded daily using the daily equivalent of effective yearly interest rates, which is the yield resulting after interest has compounded daily for a full year.

  We guarantee an effective yearly interest rate that complies with the nonforfeiture law that is in effect on the issue date for the state in which the contract was delivered. In no circumstance will the effective yearly interest rate be less than the guaranteed minimum interest rate.

  We may credit interest in excess of the guaranteed rate. Any interest in excess of the guaranteed rate will be declared at the beginning of the period for which it is payable. In setting interest rates, we may consider many factors, including but not limited to, investment yields rates, taxes, competitive factors, desired margins, contract persistency, and other experience factors. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

    DCA Fixed Account. The DCA Fixed Account has an interest rate that is set periodically by the Company. Interest will be credited and compounded daily using the daily equivalent of effective yearly interest rates, which is the yield resulting after interest has compounded daily for a full year. The annual minimum guaranteed interest rate will apply to all amounts held in the DCA Fixed Account during the calendar year.

  The interest rate earned on the DCA Fixed Account will be the minimum guaranteed interest rate plus any additional interest, which we may declare from time to time. In no circumstance will the effective yearly interest rate be less than the guaranteed minimum interest rate.

  A purchase payment allocated to a DCA term will be credited with interest at the rate in effect at the start of the DCA term. That rate will remain in effect for the remaining balance of that purchase payment until the DCA term ends. Subsequent purchase payments into the same DCA term earn interest at the then current interest rate applied to new allocations to a DCA term of the same duration. There may be different interest rates for different DCA terms. DCA terms of the same duration may have different interest rates depending on when the DCA term began.

46

  Interest rates are set at our complete discretion. The DCA Fixed Account may credit a different interest rate(s) than other fixed accounts we may offer under the contract. In setting interest rates, we may consider many factors, including but not limited to, investment yields rates, taxes, competitive factors, desired margins, contract persistency, and other experience factors. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

  Transfers.

  Fixed Account D. During the income phase period, amounts in Fixed Account D may be reallocated at any time to the subaccounts, subject to the following requirements:

  Each contract year, twenty percent (20%) may be transferred from Fixed Account D to the subaccounts. The amount available for transfer during any contract year is based on the contract value in Fixed Account D as of the valuation date immediately prior to the date of the first amount withdrawn (including amounts withdrawn under a systematic withdrawal option), transferred, taken as a loan, or used to purchase income phase payments during the contract year. We may, on a non-discriminatory basis, allow transfers of a larger percentage.

  If a full transfer of the amount in Fixed Account D is requested, we will reallocate the amount in five annual installments equal to:

  1. One-fifth of the contract value in Fixed Account D as of the date we receive the transfer request at our administrative service center, if no amounts were transferred, withdrawn, taken as a loan, or used to purchase income phase payments during that contract year, or the remainder of the amount available for transfer during that contract year, as described above; then

  2. One-fourth of the remaining amount 12 months later; then

  3. One-third of the remaining amount 12 months later; then

  4. One-half of the remaining amount 12 months later; then

  5. The balance of the contract value in Fixed Account D 12 months later.

  We reserve the right to waive the transfer limit when the amount in Fixed Account D is less than $2,000. We may, on a non-discriminatory basis, allow transfers of a larger percentage.

  No transfers to or from Fixed Account D are allowed after the beginning of the income phase. See also the "Transfers Among Investment Options" section.

  DCA Fixed Account. Transfers from the DCA Fixed Account are only allowed pursuant to the dollar cost averaging program. See "The Dollar Cost Averaging Program" in the "Transfers Among Investment Options" section.

  Withdrawals.

  Fixed Account D. The contract owner may request a full or partial withdrawal from Fixed Account D. Partial withdrawals from the contract will be made on a pro rate basis from each subaccount and fixed account. If another method of allocation is desired, you must request it in writing to us. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as otherwise provided by law.

  While the value of purchase payments allocated to Fixed Account D is included in the calculation of the withdrawal charge upon a partial or full withdrawal of contract value, we will not apply a withdrawal charge to the portion of the contract value allocated to Fixed Account D. We will calculate the amount of the withdrawal charge waived by multiplying the withdrawal charge by the percentage that the amount withdrawn from Fixed Account D bears to the total amount withdrawn.

  Partial Withdrawals. Each contract year, twenty percent (20%) may be withdrawn from Fixed Account D. The amount available for withdrawal is based on the contract value in Fixed Account D as of the valuation date immediately prior to the date of the first amount withdrawn, reallocated, taken as a loan, or used to purchase income phase payments during the contract year. In addition, we reserve the right to reduce the amount available by deducting any amount withdrawn under a systematic distribution option.

47

  Full Withdrawals. The contract owner may withdraw the full amount from Fixed Account D. When we receive a request for a full withdrawal, no additional transfers, partial withdrawals or loans are allowed. The withdrawal is paid as follows:

  1. One-fifth of the contract value in Fixed Account D as of the date we receive the withdrawal request at our administrative service center, if no amounts were transferred, withdrawn, taken as a loan, or used to purchase income phase payments during that contract year, or the remainder of the amount available for withdrawal during that contract year, as described above; then

  2. One-fourth of the remaining amount 12 months later; then

  3. One-third of the remaining amount 12 months later; then

  4. One-half of the remaining amount 12 months later; then

  5. The balance of the contract value in Fixed Account D 12 months later.

  When we receive a request for a full withdrawal, no additional transfers, partial withdrawals or loans are allowed. The contract owner may cancel a full withdrawal request from Fixed Account D at any time.

  Waiver of Full and Partial Withdrawal Restrictions. Full and partial withdrawal restrictions are waived when the withdrawal is:

  1. Due to the contract owner's death during the accumulation phase, and the withdrawal is made within six months of the date of death;

  2. Used to purchase income phase payments on a life contingent basis or for a stated period on a fixed only basis;

  3. Due to disability, extended confinement, or terminal illness within the meaning of the Tax Code, subject to the provisions regarding waiver of the withdrawal charge;

  4. To satisfy minimum distribution requirements;

  5. Paid due to separation from service with your employer after age 55 (available beginning five years from the issue date, for 403(b) contracts only); or

  6. Due to other conditions as we may allow without discrimination.

  DCA Fixed Account. Amounts withdrawn from the DCA Fixed Account are subjected to the applicable withdrawal charge. See "Fees" and "Withdrawals."

  Charges. We do not make deductions from amounts in the fixed accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We do charge a pro rata portion of the death benefit rider charge from the amounts invested in the fixed accounts. We expect to derive a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the DCA Fixed Account will be reduced by any early withdrawal charge (as applicable) and annual contract charge (see "Fee Table" and "Fees").

  Interest on Death Benefit. Any death benefit paid from amounts invested in Fixed Account D will include interest from the Death Benefit Valuation Date until the death benefit is paid at a rate not less then required by law.

  Guarantee. We guarantee that the fixed contract value will not be less than the amount of purchase payments and transfers allocated to the fixed account, plus interest at the minimum guaranteed rate disclosed in the annuity contract, compounded annually, plus any additional interest which we may, in our discretion, credit to the fixed accounts (as described above), less any charges for the optional death benefit riders or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the fixed accounts.

48
Appendix II Description of Underlying Funds

  The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge from our administrative service center at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

  Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

  [TO BE FILED BY AMENDMENT]
Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies

49
RELIASTAR LIFE INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS ISSUED BY SEPARATE ACCOUNT N AND RELIASTAR LIFE INSURANCE COMPANY Statement of Additional Information dated January XX, 2005

  This Statement of Additional Information is not a prospectus, and should be read in conjunction with the current prospectus dated January XX, 2005 relating to the individual fixed and variable deferred annuity contracts issued by Separate Account N (the "separate account") and ReliaStar Life Insurance Company (the "Company"). A copy of the prospectus may be obtained from the ING Service Center at P.O. Box 5050, Minot, North Dakota 58702-5050, by calling 1-877-884-5050, or from ING Financial Advisers, LLC, 151 Farmington Avenue, Hartford, Connecticut 06156.

  Read the prospectus before you invest. Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the same meaning as in the prospectus.

TABLE OF CONTENTS
Page

General Information and History	2
Separate Account N	2
Offering and Purchase of Contracts	3
Income Phase Payments	4
Sales Material and Advertising	5
Independent Auditors	6
Financial Statements of Separate Account N	S-1
Financial Statements - Statutory Basis of ReliaStar Life Insurance Company	F-1

1

  GENERAL INFORMATION AND HISTORY

  ReliaStar Life Insurance Company (the "Company," "we," "us," "our") is a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota.

  We are an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

  The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

  SEPARATE ACCOUNT N

  We established Separate Account N on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 40 Act). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under Washington law. In connection with the merger of Northern Life Insurance Company and the Company, the separate account was transferred to the Company.

  Purchase payments to accounts under the contract may be allocated to one or more of the available subaccounts and/or to any available Fixed Account.

  We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans. The funds currently available under the contract are as follows:

2

  The Funds

  FTVIP Franklin Small Cap Value Securities Fund (Class 2)

  ING American Century Select Portfolio (Service Class)

  ING American Century Small Cap Value Portfolio (Service Class)

  ING Baron Small Cap Growth Portfolio
  (Service Class)

  ING Fidelity® VIP Contrafund® Portfolio (Service Class)

  ING Fidelity® VIP Equity-Income Portfolio (Service Class)

  ING Fidelity® VIP Growth Portfolio (Service Class)

  ING Fidelity® VIP Mid Cap Portfolio (Service Class)

  ING Goldman Sachs® Capital Growth Portfolio (Service Class)

  ING JP Morgan Fleming International Portfolio (Service Class)

  ING JP Morgan Mid Cap Value Portfolio
  (Service Class)

  ING Julius Baer Foreign Portfolio (Adviser Class)

  ING Legg Mason Value Portfolio (Service Class)

  ING Marsico Growth Portfolio (Adviser Class)

  ING Mercury Fundamental Growth Portfolio (Adviser Class)

  ING MFS Capital Opportunities Portfolio (Service Class)

  ING MFS Total Return Portfolio (Adviser Class)

  ING OpCap Balanced Value Portfolio (Service Class)

  ING Oppenheimer Global Growth (Service Class)

  The Funds (Continued)

  ING Oppenheimer Strategic Income Portfolio (Service Class)

  ING PIMCO Total Return Portfolio
  (Service Class)

  ING Salomon Brothers Aggressive Growth Portfolio (Service Class)

  ING Salomon Brothers Fundamental Value Portfolio (Service Class)

  ING Salomon Brothers Investors Value Portfolio (Service Class)

  ING Solomon Brothers Large Cap Growth Portfolio (Service Class)

  ING Stock Index Portfolio (Institutional Class)

  ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)

  ING T. Rowe Price Equity Income Portfolio (Adviser Class)

  ING T. Rowe Price Growth Equity Portfolio (Service Class)

  ING UBS U.S. Large Cap Equity Portfolio (Service Class)

  ING Van Kampen Comstock Portfolio
  (Service Class)

  ING Van Kampen Equity and Income Portfolio (Service Class)

  ING Van Kampen Growth and Income Portfolio (Adviser Class)

  ING VP Financial Services Portfolio
  (Class I)

  ING VP Global Science and Technology Portfolio (Class I)

  ING VP Growth Portfolio (Class I)

  ING VP Growth and Income Portfolio
  (Class I)

  ING VP Index Plus MidCap Portfolio
  (Class I)

  The Funds (Continued)

  ING VP Intermediate Bond Portfolio
  (Class I)

  ING VP International Value Portfolio
  (Class I)

  ING VP International Equity Portfolio (Class I)

  ING VP MagnaCap Portfolio (Class I)

  ING VP MidCap Opportunities Portfolio (Class I)

  ING VP Money Market Portfolio (Class I)*

  ING VP Natural Resources Trust (Class I)

  ING VP Real Estate Portfolio (Class I)

  ING VP SmallCap Opportunities Portfolio
  (Class I)

  ING VP Small Company Portfolio (Class I)

  ING VP Strategic Allocation Balanced Portfolio (Class I)

  ING VP Strategic Allocation Growth Portfolio (Class I)

  ING VP Strategic Allocation Income Portfolio (Class I)

  ING VP Value Opportunity Portfolio
  (Class I)

  Lord Abbett Growth and Income Portfolio (Class VC)

  Lord Abbett Mid-Cap Value Portfolio
  (Class VC)

  Oppenheimer Aggressive Growth Fund/VA

  Oppenheimer Main Street® Small Cap/VA

  PIMCO VIT Real Return Portfolio (Administrative Class)

  Pioneer Equity Income VCT Portfolio
  (Class I)

  Pioneer High Yield VCT Portfolio
  (Class I)

  Wanger Select

  Wanger U.S. Smaller Companies

*

  Available for investment in transfer premium series contracts only. For flexible premium series contracts, currently only available during the right to cancel period in states that require a refund of purchase payments. See "Right to Cancel."

  A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in each fund's prospectus and statement of additional information.

  OFFERING AND PURCHASE OF CONTRACTS

  The contracts are distributed by ING Financial Advisers, LLC, the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. Prior to January 1, 2004, contracts issued by the Company were distributed by Washington Square Securities, Inc. (WSSI), an affiliate of the Company. The contracts are distributed through life insurance agents who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

3

  Compensation was paid to the prior principal underwriter, WSSI, for the year ended December 31, 2001, and for the period January 1, 2002 through September 30, 2002, by Northern Life Insurance Company, the issuer of the Contracts prior to October 1, 2002, in connection with distribution of all products issued by Separate Account N aggregating $5,805,006 and $1,034,476, respectively. For the period October 1, 2002 through December 31, 2002, and the year ended December 31, 2003, WSSI was paid fees by ReliaStar Life Insurance Company, in connection with distribution of all products issued by Separate Account N aggregating $101,071 and $465,376, respectively.

INCOME PHASE PAYMENTS

  When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

  The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

  Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

  When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

  The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

  EXAMPLE:

  Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

  Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

4

  Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

  Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

  The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13. 405928, which produces a payment of $273.67.

  *If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

  We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

  We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

  We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

  We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

5

  INDEPENDENT AUDITORS

  Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

6
PART C - OTHER INFORMATION
Item 24. Financial Statements and Exhibits
(a)	Financial Statements:
(1)	Included in Part A:*
Performance Information and Condensed Financial Information
(2)	Included in Part B:*
Financial Statements of Separate Account N:
-	Report of Independent Auditors
-	Statement of Assets and Liabilities as of December 31, 2003
-	Statements of Operations for the year ended December 31, 2003
-	Statements of Changes in Net Assets for the years ended December 31, 2003 and 2002
-	Notes to Financial Statements
-	Unaudited Statement of Assets and Liabilities as of September 30, 2004
-	Unaudited Statements of Operations for the nine-month period ended September 30, 2004
-	Unaudited Statements of Changes in Net Assets for the nine-month period ended September 30, 2004
-	Notes to Financial Statements
Financial Statements of ReliaStar Life Insurance Company:*
-	Report of Independent Auditors
-	Balance Sheets-Statutory Basis as of December 31, 2003 and 2002
-	Statements of Operations-Statutory Basis for the years ended December 31, 2003 and 2002
-	Statements of Changes in Capital and Surplus-Statutory Basis for the years ended December 31, 2003 and 2002
-	Statement of Cash Flows-Statutory Basis for the years ended December 31, 2003 and 2002
-	Notes to Financial Statements-Statutory Basis
-	Unaudited Balance Sheets Statutory Basis as of September 30, 2004
-	Unaudited Statements of Operations-Statutory Basis for the nine-month period ended September 30, 2004
-	Unaudited Statements of Changes in Capital and Surplus-Statutory Basis for the nine-month period ended September 30, 2004
-	Unaudited Statement of Cash Flows-Statutory Basis for the nine-month period ended September 30, 2004
-	Notes to Financial statements - Statutory Basis

*	To be filed by amendment

(b)	Exhibits
	(1.1)	Resolution of the Board of Directors of ReliaStar Life Insurance Company ("Depositor") Authorizing the Establishment of Separate Account N ("Registrant")
(1.2)

  Resolution of the Executive Committee of the Board of Directors of Northern Life Insurance Company ("Depositor") Authorizing the Establishment of Separate Account One ("Registrant") • Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant's Form N-4 Registration Statement (File No. 33-90474), filed April 20, 1998.

	(2)	Not applicable
(3.1)

  Distribution and Administrative Services Agreement between ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File No. 333-100207), filed February 20, 2004.

(3.2)

  Amended Broker/Dealer Variable Annuity Compensation Schedule • Incorporated by reference to Post-Effective Amendment No. 9 to the Registrant's Form N-4 Registration Statement (File No. 33-90474), filed November 5, 1999.

(4.1)

  Form of FLEXIBLE PREMIUM INDIVIDUAL DEFERRED ANNUITY CONTRACT Nonparticipating

  VARIABLE ACCUMULATION, VARIABLE AND/OR FIXED DOLLAR ANNUITY PAYOUTS (including riders: Fixed Account D Rider; Dollar Cost Averaging DCA Fixed Account Rider; Return of Purchase Payment Death Benefit Rider; Annual Stepped Up Death Benefit Rider

	(5.1)	Form of Contract Application ____________________________.
	(6.1)	Amended Articles of Incorporation of Depositor • Incorporated by reference to the Form S-6 Registration Statement of Select-Life Variable Account (File No. 333-18517), filed December 23, 1996.
	(6.2)	Amended Bylaws of Depositor • Incorporated by reference to the Form S-6 Registration Statement of Select-Life Variable Account (File No. 333-18517), filed December 23, 1996.
	(7)	Not applicable
(8.1)

  (ING Investors Trust) Participation Agreement among The GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. dated April 30, 2003 • Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File No. 333-100207), filed February 20, 2004.

(8.2)

  Participation Agreement dated December 6, 2001, among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, ReliaStar Life Insurance and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant's Form N-4 Registration Statement (File No. 333-100207), filed October 24, 2002.

(8.3)

  Amendment dated as of March 26, 2002 to Participation Agreement dated as of December 6, 2001 among Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002), Aetna Investment Services, LLC (to be renamed ING Financial Advisers, LLC effective May 1, 2002) and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant's Form N-4 Registration Statement (File No. 333-100207), filed October 24, 2002.

(8.4)

  Amendment dated as of October 1, 2002 to Participation Agreement dated as of December 6, 2001 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant's Form N-4 Registration Statement (File No. 333-100207), filed October 24, 2002.

(8.5)

  Amendment dated as of May 1, 2003 to Participation Agreement dated as of December 6, 2001, as amended on March 26, 2002 and October 1, 2002 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company

(8.6)

  Amendment dated as of ___________________, 2004 to Participation Agreement dated as of December 6, 2001, as amended on May 1, 2003, March 26, 2002 and October 1, 2002 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company

(8.7)

  Service Agreement and Contract dated December 6, 2001 between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company, and ING Partners, Inc. • Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant's Form N-4 Registration Statement (File No. 333-100207), filed October 24, 2002.

(8.8)

  Participation Agreement made and entered into as of December 1, 2002, among ING Strategic Allocation Portfolios, Inc., ReliaStar Life Insurance Company, and ING Funds Distributors, Inc. • Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-100207), filed October 31, 2002.

(8.9)

  Participation Agreement dated May 1, 2002, among ING Variable Portfolios, Inc., ReliaStar Life Insurance Company, and ING Funds Distributors, Inc. • Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-100207), filed October 31, 2002.

(8.10)

  Amendment dated as of October 15, 2002, effective as of October 1, 2002, to Fund Participation Agreement dated May 1, 2002 by and among ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-100207), filed October 31, 2002.

(8.11)

  Participation Agreement dated as of May 1, 2001 between Pilgrim Variable Products Trust, Northern Life Insurance Company and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 (File No. 33-90474), filed April 26, 2002.

(8.12)

  Amendment dated August 30, 2002, by and among ReliaStar Life Insurance Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor, LLC (formerly known as ING Pilgrim Securities, Inc.) to Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File No. 333-100207), filed April 22, 2003.

(8.13)

  Administrative and Shareholder Services Agreement dated May 1, 2001 between ING Pilgrim Group, LLC (Administrator for Pilgrim Variable Products Trust) and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File No. 333-100207), filed April 22, 2003.

(8.14)

  Participation Agreement dated as of May 1, 2004 between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust, PA Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File No. 333-100208), filed April 16, 2004.

(9)	Consent and Opinion of Counsel*
(10)	Consent of Independent Registered Public Accounting Firm*
(11)	No Financial Statements are omitted from Item 23
(12)	Not applicable
(13)	Powers of Attorney • See Signature page, as well

  *To be filed by amendment.
Item 25. Directors and Principal Officers of the Depositor*
Name and Principal Business Address	Positions and Offices with Depositor
Thomas Joseph McInerney[1]	Director and Chairman
Kathleen Ann Murphy[1]	Director
Catherine H. Smith[2]	Director
Jacques de Vaucleroy[1]	Director and Senior Vice President
David Allen Wheat[1]	Director, Senior Vice President and Chief Financial Officer
Donald W. Britton[1]	President
Michael Larry Emerson[3]	Chief Executive Officer, ING Re, Group Reinsurance
Allan Baker[2]	Senior Vice President
Robert L. Francis 6140 Stonehedge Mall Rd., Ste. 375 Pleasanton, CA 94588	Senior Vice President
James Roderick Gelder[3]	Senior Vice President
Shaun Patrick Mathews[2]	Senior Vice President
Stephen Joseph Preston[4]	Senior Vice President
Daniel Edward Abramowski[3]	Senior Vice President, ING Re, Group Reinsurance
Robert William Crispin[1]	Senior Vice President, Investments
Boyd George Combs[1]	Senior Vice President, Tax
Daniel M. Anderson 7325 Beaufont Springs Drive, Suite 301 Richmond, VA 23225	Vice President
Pamela S. Anson[6]	Vice President
Gerald T. Bannach[3]	Vice President
Pamela M. Barcia[2]	Vice President
Linda Beblo[4]	Vice President
Jeoffrey A. Block[7]	Vice President
Robert D. Bomgaars 740 Northwest Blue Parkway, Suite 304 Lee's Summit, MO 64086	Vice President
David Botler[8]	Vice President
Scott V. Carney[4]	Vice President
William D. Chatham[7]	Vice President
David A. Chicken[7]	Vice President
Elizabeth A. Clifford[4]	Vice President
John Craig Collins[1]	Vice President
Brian D. Comer[2]	Vice President
Diane Marie Eder[9]	Vice President
Shari Ann Enger[4]	Vice President
Nathan E. Eshelman[5]	Vice President
Chad M. Eslinger[6]	Vice President
Michelle Fallahi[3]	Vice President
Kurt T. Fasen[1]	Vice President
Joel Andrew Fink 8585 Stemmons Frwy., Ste 770 North Dallas, TX 75247	Vice President
Thomas John Gibb[10]	Vice President
Jim P. Graham[3]	Vice President
Brian K. Haendiges[2]	Vice President
Deborah Hancock[5]	Vice President
R. Scott Hofstedt[10]	Vice President
William S. Jasien[11]	Vice President
Patrick Juarez[10]	Vice President
Audrey Ruth Kavanagh[10]	Vice President
John Kelleher[10]	Vice President
Paul Kersten[3]	Vice President
Bart Kollen[7]	Vice President
Patrick Lewis[3]	Vice President
Marc Lieberman[3]	Vice President
Frederick C. Litow[1]	Vice President
Thomas A. Lutter[4]	Vice President
Scott C. Machut[3]	Vice President
Daniel P. Mulheran, Sr.[3]	Vice President
Todd E. Nevenhoven[7]	Vice President
Peg O. Norris[4]	Vice President
Curtis Warren Olson[10]	Vice President
Sherry Roxanne Olson[10]	Vice President
Laurie Jane Rasanen[6]	Vice President
Erik J. Rasmussen[3]	Vice President
James P. Rathburn[3]	Vice President
Mary Kathleen Reid[2]	Vice President
Robert A. Richard[2]	Vice President
Joseph H. Rideout, Jr.[8]	Vice President
John Anthony Ross 3110 Camino Del Rio South, Suite A117 San Diego, CA 92108	Vice President
David John Schmid[10]	Vice President
Sande Sheppard[10]	Vice President
David Anthony Sheridan[2]	Vice President
Mark Alan Smith[5]	Vice President
Eric J. Steelman[4]	Vice President
Carl P. Steinhilber[2]	Vice President
Irving L. Tang, Jr.[3]	Vice President
Laurie M. Tillinghast[2]	Vice President
Barry G. Ward[1]	Vice President
Lorena Elizabeth Weaver[10]	Vice President
David P. Wilken[3]	Vice President
Dean S. Abbott[3]	Vice President and Actuary
Mary A. Broesch[4]	Vice President and Actuary
Bruce T. Campbell[2]	Vice President and Actuary
Barbara Bullis Horst[10]	Vice President and Actuary
Craig Alan Krogstad[9]	Vice President and Actuary
Richard Lau[4]	Vice President and Actuary
Mark Eugene McCarville[10]	Vice President and Actuary
Alden W. Skar[3]	Vice President and Actuary
Alice W. Su4	Vice President and Actuary
Lawrence D. Taylor[5]	Vice President and Actuary
Albert Joseph Zlogar[4]	Vice President and Appointed Actuary
Howard L. Rosen[4]	Vice President and Appointed Actuary
Roger W. Fisher[1]	Vice President and Chief Accounting Officer
Carol Sandra Stern 1501 M St., NW, Ste. 430 Washington, DC 20005	Vice President and Chief Compliance Officer
Jeffrey Steven Birkholz[3]	Vice President & COO, ING Re, Group Reinsurance
Marvin Kenneth Goergen[3]	Vice President and Controller, ING Re, Group Reinsurance
Kimberly Curley[5]	Vice President and Illustration Actuary
John D. Currier[4]	Vice President and Illustration Actuary
Lawrence Stephen Nelson[10]	Vice President and Illustration Actuary
David Scott Pendergrass[1]	Vice President and Treasurer
Dawn M. Peck[1]	Vice President and Assistant Treasurer
Michael W. Farley[3]	Vice President, CFO & Chief Actuary, ING Re, Group Reinsurance
Philip William Ricker[10]	Vice President, Compliance and Assistant Secretary
Randy Lyle Bauernfeind[10]	Vice President, Corporate Real Estate
Ronald Emil Falkner[2]	Vice President, Corporate Real Estate
Ira S. Braunstein[1]	Vice President, Investments
Robert P. Browne[1]	Vice President, Investments
William J. Daley[1]	Vice President, Investments
Raymond Henry Dietman[10]	Vice President, Investments
Daniel J. Foley[1]	Vice President, Investments
Stephen E. Gallant[1]	Vice President, Investments
Christopher P. Lyons[1]	Vice President, Investments
Gregory G. McGreevey[1]	Vice President, Investments
Maurice Melvin Moore[1]	Vice President, Investments
Joseph J. Elmy[2]	Vice President, Tax
Paula Cludray-Engelke[3]	Secretary
William M. White[10]	Illustration Actuary
Jane A. Boyle[2]	Assistant Secretary
Lisa A. Braun[3]	Assistant Secretary
Diana R. Cavender[3]	Assistant Secretary
Kent D. Ferraro[10]	Assistant Secretary
Jay J. Frazer[10]	Assistant Secretary
Linda H. Freitag[1]	Assistant Secretary
Judith K. Ginter[10]	Assistant Secretary
Christie M. Gutknecht[6]	Assistant Secretary
Daniel F. Hinkel[1]	Assistant Secretary
William H. Hope II1	Assistant Secretary
Joseph D. Horan[1]	Assistant Secretary
Jane M. Jacobs[3]	Assistant Secretary
David Lee Jacobson[4]	Assistant Secretary
Lorri Jungbauer[10]	Assistant Secretary
Ronald M. Kjelsberg[3]	Assistant Secretary
Rita J. Kummer[1]	Assistant Secretary
John R. Oberg[9]	Assistant Secretary
Krystal L. Ols[3]	Assistant Secretary
Wendy L. Paquin[3]	Assistant Secretary
Loralee Ann Renelt[3]	Assistant Secretary
Gerald Martin Sherman[3]	Assistant Secretary
Kimberly J. Smith[4]	Assistant Secretary
Patricia M. Smith[2]	Assistant Secretary
Edwina P. J. Steffer[3]	Assistant Secretary
John F. Todd[2]	Assistant Secretary
Diane I. Yell[10]	Assistant Secretary
Glenn Allan Black[1]	Tax Officer
Terry L. Owens[1]	Tax Officer
James H. Taylor[1]	Tax Officer
*	These individuals may also be directors and/or officers of other affiliates of the Company.
1	The principal business address of these directors and these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.
2	The principal business address of this director and these officers is 151 Farmington Avenue, Hartford, Connecticut 06156.
3	The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.
4	The principal business address of these officers is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.
5	The principal business address of these officers is 1290 Broadway, Denver, Colorado 80203-5699.
6	The principal business address of these officers is 2000 21st Avenue, NW, Minot, North Dakota 58703.
7	The principal business address of these officers is 909 Locust Street, Des Moines, Iowa 50309.
8	The principal business address of these officers is 1000 Woodbury Road, Woodbury, New York 11797-2521.
9	The principal business address of these officers is 111 Washington Avenue South, Minneapolis, Minnesota 55401.
10	The principal business address of these officers is 100 Washington Square, Minneapolis, Minnesota 55401.
11	The principal business address of this officer is 12701 Fair Lakes Circle, Suite 470, Fairfax, Virginia 22033.
Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

  Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 2 to Registration Statement on Form N-4 for Separate Account B of ING USA Annuity and Life Insurance Company (File No. 333-90516), as filed on April 9, 2004.

Item 27. Number of Contract Owners
As of September 30, 2004, there were 60,941 owners of contracts holding interests in variable annuities funded through Separate Account N of ReliaStar Life Insurance Company.
Item 28. Indemnification

  Reference is hereby made to Section 5.01 of Depositor's Bylaws, incorporated by reference to this registration statement. The Bylaws of Depositor mandate indemnification by Depositor of its directors, officers and certain others under certain conditions.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Depositor or ING Financial Advisers, LLC, pursuant to the foregoing provisions or otherwise, Depositor and ING Financial Advisers, LLC have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor of expenses incurred or paid by a director or officer or controlling person of Depositor or ING Financial Advisers, LLC in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person of Depositor or ING Financial Advisers, LLC in connection with the securities being registered, Depositor or ING Financial Advisers, LLC, as the case may be, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

  ING Groep N.V. maintains an umbrella insurance policy with an international insurer to cover errors and omissions, directors and officers, employment practices, fiduciary and fidelity. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has controlling interest of 50% or more.

Item 29. Principal Underwriter
(a)

  In addition to serving as the principal underwriter for the Registrant, ING Financial Advisers, LLC also acts as the principal underwriter for ING Partners, Inc. (a management investment company registered under the Investment Company Act of 1940 (1940 Act)). Additionally, ING Financial Advisers, LLC acts as the principal underwriter for Variable Life Account B of ING Life Insurance and Annuity Company (ILIAC), Variable Life Account C of ILIAC, Variable Annuity Account B and C of ILIAC and Variable Annuity Account G of ILIAC (separate accounts of ILIAC registered as unit investment trusts under the 1940 Act). ING Financial Advisers, LLC is also the principal underwriter for (i) Variable Annuity Account I of ING Insurance Company of America (IICA) (a separate account of IICA registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act) (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B, C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H, I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P, and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M P (a management investment company registered under the1940 Act).

(b)	The following are the directors and officers of the Principal Underwriter:
Name and Principal Business Address	Positions and Offices with Principal Underwriter
Ronald R. Barhorst 7676 Hazard Ctr. Dr. San Diego, CA 92108	Director and President
Robert L. Francis[1]	Director and Senior Vice President
Shaun Patrick Mathews[2]	Director and Senior Vice President
Allan Baker[2]	Senior Vice President
Boyd George Combs[3]	Senior Vice President, Tax
Susan J. Stamm[2]	Chief Financial Officer
Maryellen R. Allen[2]	Vice President
Douglas J. Ambrose[1]	Vice President
Pamela Mulvey Barcia[2]	Vice President
Louis E. Bachetti 581 Main Street, 4th Fl. Woodbridge, NJ 07095	Vice President
Robert H. Barley[2]	Vice President
David A. Brounley[2]	Vice President
Brian D. Comer[2]	Vice President
Keith J. Green[3]	Vice President
Brian K. Haendiges[2]	Vice President
Bernard P. Heffernon 10740 Nall Ave., Ste. 120 Overland Park, KS 66211	Vice President
William S. Jasien[4]	Vice President
David Kelsey[2]	Vice President
Mary Ann Langevin[2]	Vice President
Christina Lareau[2]	Vice President
Katherine E. Lewis 2675 N Mayfair Road, Ste. 501 Milwaukee, WI 53226	Vice President
Susan J. K. Lewis 16530 Ventura Blvd., Ste. 600 Encino, CA 91436	Vice President
David J. Linney 2900 N. Loop W., Ste. 180 Houston, TX 77092	Vice President
Frederick C. Litow[3]	Vice President
Mark R. Luckinbill 2841 Plaza Place, Ste. 210 Raleigh, NC 27612	Vice President
Christine Cannon Marcks[2]	Vice President
Richard T. Mason 440 S. Warren St., Ste. 702 Syracuse, NY 13202	Vice President
Scott T. Neeb[1]	Vice President
Ethel Pippin[2]	Vice President
Mary Kathleen Reid[2]	Vice President
Deborah Rubin[4]	Vice President
Frank W. Snodgrass 150 4th Ave., N., Ste. 410 Nashville, TN 37219	Vice President
Terran Titus[2]	Vice President
Bess B. Twyman[2]	Vice President
S. Bradford Vaughan, Jr. 601 Union St., Ste. 810 Seattle, WA 98101	Vice President
Judeen T. Wrinn[2]	Vice President
Therese M. Squillacote[2]	Vice President and Chief Compliance Officer
David Scott Pendergrass[1]	Vice President and Treasurer
Joseph Elmy[2]	Vice President, Tax
Paula Cludray-Engelke[5]	Secretary
Loralee Ann Renelt[5]	Assistant Secretary
John F. Todd[2]	Assistant Secretary
Robert J. Scalise[2]	Assistant Treasurer
Glenn Allan Black[3]	Tax Officer
G. Michael Fell[3]	Tax Officer
Terry L. Owens[3]	Tax Officer
James Taylor[3]	Tax Officer
1	The principal business address of this director and these officers is 6140 Stonehedge Mall Rd., Ste. 375, Pleasanton, California 94588.
2	The principal business address of this director and these officers is 151 Farmington Avenue, Hartford, Connecticut 06156.
3	The principal business address of these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.
4	The principal business address of these officers is 12701 Fair Lakes Circle, Suite 470, Fairfax, Virginia 22033.
5	The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.
(c)	Compensation as of December 31, 2003:
(1)	(2)	(3)	(4)	(5)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*

Washington Square Securities, Inc.	$465,376
*	Includes gross concessions associated with the distribution of all products issued by Separate Account N of ReliaStar Life Insurance Company.
Item 30. Location of Accounts and Records

  All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the offices of the Depositor as follows:

ReliaStar Life Insurance Company 20 Washington Avenue South Minneapolis, Minnesota 55401	ReliaStar Life Insurance Company 151 Farmington Avenue Hartford, CT 06156	Administrative Service Center ING Service Center 2000 21st Avenue N.W. Minot, ND 58703

Item 31. Management Services
Not applicable
Item 32. Undertakings
Registrant hereby undertakes:
(a)

  to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)

  to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.
(d)

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)

  The Depositor represent that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance Company.

(f)

  The Company hereby represents that it is relying upon and will comply with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 1235221 *13 (S.E.C.)]

SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account N of ReliaStar Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 19th day of November, 2004.

SEPARATE ACCOUNT N OF RELIASTAR LIFE INSURANCE COMPANY
(Registrant)
By:	RELIASTAR LIFE INSURANCE COMPANY
(Depositor)
By:	/s/ Donald W. Britton

Donald W. Britton President (principal executive officer)

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Julie E. Rockmore, J. Neil McMurdie, Michael A. Pignatella, Linda Senker and Kim Smith, and each of them individually, such person's true and lawful attorneys, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signatures as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	Title	Date

/s/ Donald W. Britton	President	November 19, 2004

Donald W. Britton	(principal executive officer)

/s/ Thomas J. McInerney	Director	November 19, 2004

Thomas J. McInerney

/s/ Kathleen A. Murphy	Director	November 19, 2004

Kathleen A. Murphy

/s/ Catherine H. Smith	Director	November 19, 2004

Catherine H. Smith

Jacques de Vaucleroy	Director No	November 4, 2004

Jacques de Vaucleroy

/s/ David Wheat	Director and Chief Financial Officer	November 19, 2004

David Wheat

/s/ Roger W. Fisher	Chief Accounting Officer	November 19, 2004

Roger W. Fisher	(principal accounting officer)

SEPARATE ACCOUNT N Exhibit Index
Exhibit No.	Exhibit

99-B.1.1	Resolution of the Board of Directors of ReliaStar Life Insurance Company ("Depositor") Authorizing the Establishment of Separate Account N

99-B.4.1

  Form of Flexible Premium Individual Deferred Annuity Contract Nonparticipating Variable Accumulation, Variable And/Or Fixed Dollar Annuity Payouts (including riders: Fixed Account D Rider; Dollar Cost Averaging DCA Fixed Account Rider; Return of Purchase Payment Death Benefit Rider; Annual Stepped Up Death Benefit Rider

99-B.5.1	Form of Contract Application ____________________________.	*

99-B.8.5

  Amendment dated as of May 1, 2003 to Participation Agreement dated as of December 6, 2001, as amended on March 26, 2002 and October 1, 2002 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company

*

99-B.8.6

  Amendment dated as of ___________________, 2004 to Participation Agreement dated as of December 6, 2001, as amended on May 1, 2003, March 26, 2002 and October 1, 2002 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company

*

99-B.9	Consent and Opinion of Counsel	*

99-B.10	Consent of Independent Auditors	*

99-B.13	Powers of Attorney • See Signature page, as well

  *To be filed by amendment.